Filed by Horizon Quantum Computing Pte. Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: dMY Squared Technology Group, Inc.

Commission File No.: 001-41519

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 14, 2025

dMY Squared Technology Group, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	001-41519	88-0748933
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100

Las Vegas, NV 89144

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (702) 781-4313

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	DMYYU	OTC Markets Group, Inc.
Class A common stock, par value $0.0001 per share	DMYY	OTC Markets Group, Inc.
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	DMYYW	OTC Markets Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

As previously disclosed, on September 9, 2025, dMY Squared Technology Group, Inc. (“dMY”) entered into a business combination agreement (the “Business Combination Agreement”) with Rose Holdco Pte. Ltd. (“Holdco”), Horizon Quantum Computing Pte. Ltd. (“Horizon”), and the other parties thereto, with respect to a potential business combination (the “Business Combination”). Attached as Exhibit 99.1 is a presentation to be used by dMY, Holdco, and Horizon in connection with the proposed Business Combination.

The information in this Current Report on Form 8-K furnished pursuant to Item 7.01, including Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. By filing this Current Report on Form 8-K and furnishing this information pursuant to Item 7.01, dMY makes no admission as to the materiality of any information in this Current Report on Form 8-K, including Exhibit 99.1, that is required to be disclosed solely by Regulation FD.

Additional Information about the Business Combination and Where to Find it

In connection with the Business Combination, dMY, Holdco and Horizon will prepare, and Holdco and Horizon will file a registration statement on Form F-4 relating to the Business Combination and certain other matters (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement of dMY and a preliminary prospectus of Holdco with respect to the securities to be offered in the Business Combination. After the Registration Statement is declared effective, dMY will mail a definitive proxy statement/prospectus to its shareholders as of a record date to be established for voting on the Business Combination. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at a special meeting of shareholders of dMY (the “Special Meeting”). This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY, Horizon and Holdco may also file other documents with the SEC regarding the Business Combination. dMY’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about dMY, Horizon, Holdco, and the Business Combination. The documents filed by dMY, Horizon, and Holdco with the SEC also may be obtained free of charge upon written request to dMY at dMY Squared Technology Group, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

Horizon, Holdco and dMY and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of dMY’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of dMY’s directors and officers in dMY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 3, 2025 (the “dMY Annual Report”) or its Quarterly Report on Form 10-Q for the period ended June 30, 2025, filed with the SEC on August 27, 2025 (the “dMY Quarterly Report”). Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to dMY’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of Horizon’s, Holdco’s and dMY’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

Disclaimer

Past performance by Horizon’s or dMY’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Horizon’s or dMY’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Horizon or dMY will, or are likely to, generate going forward.

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Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K and the exhibit hereto include “forward-looking statements” with respect to dMY, Horizon and Holdco. The expectations, estimates, and projections of the businesses of Horizon and dMY may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the dMY Annual Report, dMY Quarterly Report, and Registration Statement, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by dMY, Holdco or Horizon; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond dMY’s, Holdco’s, or Horizon’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and dMY, Holdco, and Horizon therefore caution against placing undue reliance on any of these forward-looking statements.

Many of these factors are outside of the control of Horizon, Holdco and dMY and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the Business Combination Agreement; (3) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Horizon and dMY or other conditions to closing the Business Combination; (4) changes to the structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) Horizon’s ability to scale and grow its business, and the advantages and expected growth of Horizon; (6) the cash position of Horizon following closing of the Business Combination; (7) the inability to obtain or maintain the listing of Holdco’s securities on the New York Stock Exchange, the NYSE American, or Nasdaq following the Business Combination; (8) the risk that the announcement and pendency of the Business Combination disrupts Horizon’s current plans and operations; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Holdco to grow and manage growth profitably and source and retain its key employees; (10) costs related to the Business Combination; (11) changes in applicable laws and regulations or political and economic developments; (12) the possibility that Horizon may be adversely affected by other economic, business and/or competitive factors; (13) Horizon’s estimates of expenses and profitability; (14) the amount of redemptions by dMY public shareholders; and (15) other risks and uncertainties included in the “Risk Factors” sections of the dMY Annual Report, dMY Quarterly Report, and the Registration Statement and other documents filed or to be filed with the SEC by Horizon, Holdco and dMY. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon, Holdco and dMY do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibit hereto do not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K and the exhibit hereto also do not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are filed or furnished with this Current Report on Form 8-K:

Exhibit Number	Description
99.1	Investor Presentation, dated October 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DMY SQUARED TECHNOLOGY GROUP, INC.

Date: October 14, 2025	By:	/s/ Harry L. You
	Name:	Harry L. You
	Title:	Chief Executive Officer, Chief Financial Officer and Chairman

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Exhibit 99.1

B ui l ding the s o ft w a r e i n f r astructu r e t o p o w er t omor r o w ’ s c ompu t e r s

H o r i z o n Q ua nt u m 2 D isclaimer This p r ese n t a tion ( t o g ether with o r al st a t eme n ts made in c onnection he r ewith, this “ P r ese n t a tio n ”) is f or i n f orm a tional purposes on l y . This P r ese n t a tion has been p r epa r ed t o assist i n t e r es t ed parties in making their o wn e v a l u a tion with r espect t o an i n v estme n t in c onnection with a p o t e n tial business c ombin a tion bet w een d MY Squa r ed T echno l ogy G r ou p , I nc ( “ d MY” ) , R ose H o l d c o P t e. L t d. (“ H o l d c o ” ) , and H oriz on Qua n tum Computing P t e. L t d (“ H oriz o n ”) ( the “ B usiness Combin atio n ”) and the r el a t ed tr ansactions, inc l uding a p o t e n tial i n v estme n t in the pos t - c l osing c ombined c ompa n y ( the “ P r oposed PIPE I n v estme n t ” and, t o g ether with the B usiness Combin a tion, the “ P r oposed T r ansaction s ” ) , and f or no o ther purpose. The p r oposed t erms o f the P r oposed PIPE I n v estme n t r e f l ec t ed in the P r ese n t a tion a r e indica ti v e, non - binding, and p r oposed b y d M Y , H oriz on and H o l d c o . A n y and all t erms r emain subject t o further discussion, neg o ti a tion, and chan g e. P ast per f orman c e b y d M Y , H oriz on or H o l d c o mana g eme n t t eams and their r especti v e affili a t es is n o t a gua r a n t ee o f futu r e per f orman c e. The r e f o r e, y ou shou l d n o t pla c e undue r elianc e on the his t orical r e c o r d o f the per f orman c e o f d M Y , H oriz on or H o l d c o mana g eme n t t eams or businesses associ a t ed with them as indica ti v e o f futu r e per f orman c e o f an i n v estme n t or the r eturns th a t d M Y , H oriz on or H o l d c o will, or a r e li k e l y t o , g ene r a t e g oing f or w a r d. N o Offer or Solicit a tion This P r ese n t a tion does n o t c onstitu t e a solicit a tion o f a p r o x y , c onse n t, or authoriz a tion with r espect t o an y securities or in r espect o f the P r oposed T r ansactions. This P r ese n t a tion also does n o t c onstitu t e an offer t o sell, or the solicit a tion o f an offer t o buy an y securities, nor will the r e be an y sa l e o f securities in an y st a t es or jurisdictions in which such offe r , solicit ation, or sa l e w ou l d be unlawful prior t o r egist r a tion or qualific a tion under the securities la w s o f an y such jurisdiction. N o offering o f securities will be made e x c e p t b y means o f a p r ospectus meeting the r equi r eme n ts o f Section 10 o f the Securities A ct o f 1933, as amended, or an e x em p tion the r e f r om. N either the U .S. Securities and E x chan g e Commission ( the “S E C”) nor an y securities c ommission o f an y o ther U .S. or non - U .S. jurisdiction has app r o v ed or disapp r o v ed o f the securities or o f the P r oposed T r ansactions c o n t empl a t ed he r e b y or de t ermined th a t this P r ese n t a tion is trut h ful or c omp l e t e. A n y r ep r ese n t a tion t o the c o n tr ary is a criminal offense. N o R ep r ese n t a tion or W ar r a n t y N o r ep r ese n t a tions or w ar r a n ties, e xp r ess or implied a r e gi v en in, or in r espect o f , this P r ese n t a tion or with r espect t o the a c cu r ac y , c omp l e t eness or r eliability o f the i n f orm a tion c o n tained in this P r ese n t a tion. A n y i n f orm a tion on past per f orman c e c o n tained in this P r ese n t a tion is n o t an indica tion as t o futu r e per f orman c e. T o the ful l est e x t e n t permit t ed b y law , in no ci r cumstan c es will d M Y , H oriz on, H o l d c o , the Pla c eme n t A g e n t ( as d e fined be l o w ) or an y o f their r especti v e subsidiaries, security ho l de r s, affili a t es, r ep r ese n t a ti v es, partne r s, di r ec t o r s, offic e r s, emp lo y ees, advise r s, or ag e n ts be r esponsib l e or liab l e f or an y di r ect, indi r ect, or c onsequen tial l oss or l oss o f p r o fit arising f r om the use o f this P r ese n t a tion, its c o n t e n ts, its omissions, r elianc e on the i n f orm a tion c o n tained within it, or on opinions c ommunic a t ed in r el a tion the r e t o or o therwise arising in c onnection the rewith. I n addition, this P r ese n t a tion does n o t purport t o be al l - inc l usi v e or t o c o n tain all o f the i n f orm a tion th a t m a y be r equi r ed t o ma k e a full ana l y sis o f d M Y , H oriz on, H o l d c o or the P r oposed T r ansactions. d MY has r etained N eedham & Compa n y , L L C as pla c eme n t ag e n t ( t o g ether with its r especti v e affili a t es, partne r s, di r ec t o r s, ag e n ts, emp lo y ees, r ep r ese n t a ti v es and c o n t r olling pe rsons, the “Pla c eme n t A g e n t ” ) . The Pla c eme n t A g e n t is acting so l e l y as pla c eme n t ag e n t ( and, f or the a v oidan c e o f dou b t, n o t as underwri t e r , initial pu r chase r , dea l er or an y o ther principal capacit y ) f or d MY in c onnection with the P r oposed PIPE I n v estme n t. The ana l y ses c o n tained he r ein h a v e been p r epa r ed or ado p t ed b y H oriz on, o b tained f r om public sou rc es or a r e based upon estim a t es, and i n v o l v e nume r ous and significa n t subjecti v e de t ermin a tions, and the r e is no assu r an c e th a t such estim a t es will be r eali z ed. The Pla c eme n t A g e n t has n o t independe n t l y v erified an y o f the i n f orm a tion or ana l y ses c o n tained he r ein or an y o ther i n f orm a tion th a t has been or will be p r o vided t o y ou, and does n o t ta k e r esponsibility f or the ana l y ses c o n tained he r ein, or the basis on which th e y w e r e p r epa r ed. The Pla c eme n t A g e n t does n o t ma k e an y r ep r ese n t a tion or w ar r a n t y , e xp r ess or implied, as t o the a c cu r acy or c omp l e t eness o f this P r ese n t a tion or an y o ther i n f orm a tion ( whether writ t en or o r a l ) th a t has been or will be p r o vided t o y ou. N o thing c o n tained he r ein or in an y o ther o r al or writ t en i n f orm a tion p r o vided t o y ou is, nor shall be r elied upon as, a p r omise or r ep r ese n t a tion o f an y kind b y the Pla c eme n t A g e n t, whether as t o the past, the p r ese n t or the futu r e. Without limit a tion o f the f o r e g oing, the Pla c eme n t A g e n t e xp r ess l y disclaims an y r ep r ese n t a tion r ega r ding futu r e ope r a ting r esu l ts or an y o ther f or w a r d - l ooking st a t eme n t c o n tained he r ein or th a t o therwise has been or will be p r o vided t o y ou. The Pla c eme n t A g e n t shall n o t be liab l e t o y ou or an y p r ospecti v e i n v es t or or an y o ther pe r son f or an y i n f orm a tion c o n tained he r ein th a t o therwise has been or will be p r o vided t o y ou, or an y action he r e t o f o r e or he r e a f t er ta k en or omit t ed t o be ta k en, in c onnection with the P r oposed T r ansactions. C au t i o na r y N o t e s

H o r i z o n Q u a n t u m 3 Vie w e r s o f this P r ese n t a tion shou l d each ma k e their o wn e v a l u a tion o f d M Y , H ori z on and H o l d c o and o f the r e l e v an c e and adequacy o f the i n f orm ation and shou l d ma k e such o ther i n v estig a tions as th e y deem ne c essar y . Cautionary N o t e R ega r ding F or w a r d - L ooking S t a t eme n ts This P r ese n t a tion inc l udes “ for w ar d - l ooking st at eme n t s ” with r espect t o d M Y , H ori z on and H o l d c o . The e xpect a tions, estim a t es, and p r ojections o f the businesses o f H ori z on and d MY m a y differ f r om their actual r esu l ts and c onseque n t l y , y ou shou l d n o t r e l y on these for w ar d - l ooking st at eme n ts as p r edictions o f futu r e e v e n ts. W o r ds such as “ e xpect , ” “ estim a t e , ” “ a n ticip a t e , ” “i n t end , ” “ m a y , ” “will , ” “ c ou l d , ” “ shou l d , ” “ p o t e n tial , ” and similar e xpr essions a r e i nt ended t o ide n tify such for w ar d - l ooking st at eme n ts. These for w ar d - l ooking st at eme n ts inc l ude, without limit a tion, e xpect a tions with r espect t o futu r e per f orman c e and a n ticip a t ed financial impacts o f the P r oposed T r ansactions, the s a tis f action o f the cl osing c onditions t o the P r oposed T r ansactions, and the timing o f the c omp l etion o f the P r oposed T r ansactions. These for w ar d - l ooking st at eme n ts i n v o l v e significa n t risks and un c ertai n ties th at c ou l d cause the actual r esu l ts t o differ m a t erial l y f r om the e xpec t ed r esu l ts and a r e subject t o , without limit a tion, ( i ) kn o wn and unkn o wn risks, inc l uding the risks and un c ertai n ties indic a t ed f r om time t o time in d MY ’ s Annual R eport on F orm 10 - K f or the fiscal y ear ended De c ember 31, 20 24 , fi l ed with the S E C on April 3, 2025 ( the “ d MY Annual R epor t ” ) , its Quar t erl y R eport on F orm 10 - Q f or the period ended J une 3 0 , 2025, fi l ed with the S E C on A ugust 2 7 , 2025 ( the “ d MY Quar t erl y R epor t ”) or its r egist r a tion st at eme n t on F orm F - 4 r el a ting t o the B usiness Combin a tion and c ertain o ther m a t te r s ( the “ R egist r a tion S t at eme n t ” ) , inc l uding those under “Risk F ac t o r s ” the r ein, and o ther docume n ts fi l ed or t o be fi l ed with the S E C b y d M Y , H o l d c o or H ori z on; ( i i ) un c ertai n ties; ( ii i ) assum p tions; and ( i v ) o ther f ac t o rs b e y ond d MY ’ s, H o l d c o ’ s, or H ori z o n ’ s c o n t r ol th at a r e difficu l t t o p r edict because th e y r el a t e t o e v e n ts and depend on ci r cumstan c es th at will o c cur in the futu r e. Th e y a r e neither st at eme n ts o f his t orical f act nor p r omises or gua r a n t ees o f futu r e per f orman c e. The r e f o r e, actual r esu l ts m a y differ m a t erial l y and ad v e r se l y f r om those e xpr essed or implied in a n y for w ar d - l ooking st at eme n ts and d M Y , H o l d c o , and H ori z on the r e f o r e caution against placing undue r elian c e on a n y o f these for w ar d - l ooking st at eme n ts. M a n y o f these f ac t o rs a r e outside o f the c o n t r ol o f d M Y , H ori z on and H o l d c o and a r e difficu l t t o p r edict. F ac t o rs th at m a y cause such diffe r en c es inc l ude, but a r e n o t limi t ed t o: (1) the o c cur r en c e o f a n y e v e n t, chan g e or o ther ci r cumstan c es th at c ou l d gi v e rise t o the t ermin a tion the B usiness Combin a tion Agr eeme n t, d a t ed as o f Se p t ember 9 , 2025; (2) the ou t c ome o f a n y l egal p r o c eedings th at m a y be institu t ed against the parties f ol l o wing the announ c eme n t o f the P r oposed T r ansactions; (3) the inability t o c omp le t e the P r oposed T r ansactions, inc l uding due t o the f ai l ur e t o o b tain app r o v al o f the sha r eho l de r s o f H ori z on and d MY or o ther c onditions t o cl osing the B usiness Combin a tion; (4) chan g es t o the structu r e o f the B usiness Combin a tion th at m a y be r equi r ed or app r opri a t e as a r esu l t o f applicab l e la w s or r egul a tions or as a c ondition t o o b taining r egul a t ory app r o v al o f the B usiness Combin a tion; (5) H ori z o n ’ s ability t o scal e and g r o w its business, and the ad v a n ta g es and e xpec t ed g r o wth o f H ori z on; (6) the cash position o f H ori z on f ol l o wing cl osing o f the P r oposed T r ansactions; (7) the inability t o o b tain or mai n tain the listing o f H o l d c o ’ s securities on a s t ock e x chan g e f ol l o wing the B usiness Combin a tion; (8) the risk th at the announ c eme n t and pendency o f the B usiness Combin a tion disru p ts H ori z o n ’ s cur r e n t plans and ope r a tions; (9) the ability t o r e c ogni z e the a n ticip a t ed ben e fits o f the P r oposed T r ansactions, which m a y be affec t ed b y , among o ther things, c ompetition, the ability o f H o l d c o t o g r o w and mana g e g r o wth p r o fitab l y and sou r c e and r etain its k e y emp l o y ees; ( 1 0 ) c osts r el a t ed t o the P r oposed T r ansactions; ( 1 1 ) chan g es in applicab l e la w s and r egul a tions or political and e c onomic d e v e l opme n ts; (12) the possibility th at H ori z on m a y be ad v e r se l y affec t ed b y o ther e c onomic, business and / or c ompetiti v e f ac t o r s; ( 1 3 ) H ori z o n ’ s estim a t es o f e xpenses and p r o fitability; ( 1 4 ) the amou n t o f r edem p tions b y d MY ’ s public sha r eho l de r s; and ( 1 5 ) o ther risks and un c ertai n ties inc l uded in the “Risk F ac t o r s ” sections o f the d MY Annual R eport, d MY Quar t erl y R eport, and the R egist r a tion S t at eme n t and o ther docume n ts fi l ed or t o be fi l ed with the S E C b y H ori z on, H o l d c o and d M Y . The f o r e g oing list o f f ac t o rs is n o t e x cl usi v e. Y ou shou l d n o t pla c e undue r elian c e upon a n y for w ar d - l ooking st at eme n ts, which speak on l y as o f the d a t e made. H ori z on, H o l d c o and d MY do n o t underta k e or a c c e p t a n y oblig a tion or undertaking t o r e l ease public l y a n y upd a t es or r e visions t o a n y for w ar d - l ooking st at eme n ts t o r e f l ect a n y chan g e in their e xpect a tions or a n y chan g e in e v e n ts, c onditions, or ci r cumstan c es on which a n y such st at eme n t is based, e x c e p t as r equi r ed b y la w . A dditional I n f orm a tion about the P r oposed T r ansactions and Whe r e t o Find it I n c onnection with the P r oposed T r ansactions, d M Y , H o l d c o and H ori z on will p r epa r e, and H o l d c o and H ori z on will fi l e the R egist r a tion S t at eme n t with the S E C, which will inc l ude a p r eliminary p r o xy st at eme n t o f d MY and a p r eliminary p r ospectus o f H o l d c o with r espect t o the securities t o be offe r ed in the P r oposed T r ansactions. A f t er the R egist r a tion S t at eme n t is decla r ed effecti v e, d MY will mail a d e finiti v e p r o xy st at eme n t / p r ospectus t o its sha r eho l de r s as o f a r e c o r d d a t e t o be established f or v o ting on the B usiness Combin a tion. The R egist r a tion S t at eme n t, inc l uding the p r o xy st at eme n t / p r ospectus c o n tained the r ein, will c o n tain importa n t i n f orm ation about the P r oposed T r ansactions and the o ther m a t te r s t o be v o t ed upon b y d MY ’ s sha r eho l de r s. This P r ese n t a tion does n o t c o n tain all the i n f orm ation th at shou l d be c onside r ed C a u t i o na r y N o t e s ( C o n t i n u e d )

H o r i z o n Q ua nt u m 4 c on c erning the P r oposed T r ansactions and o ther m a t t e r s and is n o t i n t ended t o p r o vide the basis f or an y i n v estme n t decision or an y o ther decision in r espect o f such m a t t e r s. d M Y , H oriz on and H o l d c o m a y also fi l e o ther docume n ts with the S E C r ega r ding the P r oposed T r ansactions. d MY ’ s sha r eho l de rs and o ther i n t e r es t ed pe r sons a r e advised t o r ead, when a v ailab l e, the R egist r a tion S t a t eme n t, inc l uding the p r eliminary p r o xy st a t eme n t / p r ospectus c o n tained the r ein, the amendme n ts the r e t o and the d e finiti v e p r o xy st a t eme n t/ p r ospectus and o ther docume n ts fi l ed in c onnection with the P r oposed T r ansactions, as these m a t erials will c o n tain importa n t i n f orm a tion about d M Y , H oriz on, H o l d c o , and the P r oposed T r ansactions. The docume n ts fi l ed b y d M Y , H oriz on, and H o l d c o with the S E C also m a y be o b tained f r ee o f cha r g e upon writ t en r equest t o d MY at d MY Squa r ed T echno l ogy G r ou p , I nc., 1180 N orth T o wn Ce n ter D riv e, S ui t e 10 0 , Las V egas, N e v ada 8914 4 . P articipa n ts in the Solicit a tion H oriz on, H o l d c o and d MY and their r especti v e di r ec t o r s, e x ecuti v e offic e r s and o ther membe r s o f their mana g eme n t and emp lo y ees, under S E C ru l es, m a y be deemed t o be participa n ts in the solicit a tion o f p r o xies o f d MY ’ s sha r eho l de rs in c onnection with the P r oposed T r ansactions. I n v es t o r s and security ho l de rs m a y o b tain mo r e detai l ed i n f orm a tion r ega r ding the names, affili a tions and i n t e r ests o f d MY ’ s di r ec t o r s and offic e r s in the d MY Annual R eport or the d MY Quar t er l y R eport. I n f orm a tion r ega r ding the pe r sons who m a y , under S E C ru l es, be deemed participa n ts in the solicit a tion o f p r o xies t o d MY ’ s sha r eho l de rs in c onnection with the B usiness Combin a tion will be set f orth in the p r o xy st a t eme n t / p r ospectus f or the B usiness Combin a tion when a v ailab l e. I n f orm a tion c on c erning the i n t e r ests o f H oriz o n ’ s, H o l d c o ’ s and d MY ’ s participa n ts in the solicit ation, which m a y , in some cases, be diffe r e n t than those o f their r especti v e equityho l de rs g ene r al l y , will be set f orth in the p r o xy st a t eme n t / p r ospectus r el a ting t o the B usiness Combin a tion when it be c omes a v ailab l e. Financial I n f orm a tion; N on - IFRS M easu r es T r ademarks This P r ese n t a tion c o n tains tr ademarks, servic e marks, tr ade names, and c o p yrig h ts o f d M Y , H oriz on, H o l d c o and o ther c ompanies, which a r e the p r operty o f their r especti v e o wne r s. The use or displa y o f thi r d partie s ’ tr ademarks, servic e marks, tr ade name or p r oducts in this P r ese n t a tion is n o t i n t ended t o , and does n o t imp l y , a r el a tionship with d M Y , H oriz on or H o l d c o , or an endo r seme n t or sponso r ship b y or o f d M Y , H oriz on or H o l d c o . So l e l y f or c o n v enien c e, the tr ademarks, servic e marks and tr ade names r e f er r ed t o in this P r ese n t a tion m a y appear with the TM or SM s ymbols, but such r e f e r en c es a r e n o t i n t ended t o indica t e, in an y w a y , th a t d M Y , H oriz on or H o l d c o will n o t assert, t o the ful l est e x t e n t permit t ed under applicab l e law , their rig h ts or the rig h t o f the applicab l e lic ensor t o these tr ademarks, servic e marks and tr ade names. I ndustry and M ark et D a ta This P r ese n t a tion has been p r epa r ed b y d M Y , H oriz on and H o l d c o and inc l udes mar k et d a ta and o ther st a tistical i n f orm a tion f r om thi r d - party industry public a tions and sou rc es as w ell as f r om r esea r ch r eports p r epa r ed f or o ther purposes. A l though d M Y , H oriz on and H o l d c o beli e v e these thi r d - party sou rc es a r e r eliab l e as o f their r especti v e d a t es, none o f d M Y , H oriz on, H o l d c o , or an y o f their r especti v e affili a t es has independe n t l y v erified the a c cu r acy or c omp l e t eness o f this i n f orm a tion and cann o t assu r e y ou o f ( and ma k e no r ep r ese n t a tion or w ar r a n t y , e xp r ess or implied with r espect t o ) the a c cu r acy or c omp l e t eness o f such d a ta or st a tistical i n f orm a tion. Some d a ta a r e also based on d MY ’ s g ood f aith estim a t es, which a r e deri v ed f r om b o th i n t ernal sou rc es and the thi r d - party sou rc es described he r ein. N one o f d M Y , H oriz on, H o l d c o , their r especti v e affili a t es, or their r especti v e di r ec t o r s, offic e r s, emp lo y ees, membe r s, partne r s, sha r eho l de rs or ag e n ts ma k e an y r ep r ese n t a tion or w ar r a n ty with r espect t o the a c cu r acy o f such i n f orm a tion. N o Financial, L egal, or T ax A dvi c e N o thing he r ein shou l d be c onstrued as l egal, financial, tax or o ther advi ce. Y ou shou l d c onsu l t y our o wn advise r s c on c erning an y l egal, financial, tax or o ther c onside r a tions c on c erning the opportunity described he r ein. The g ene r al e xplan a tions inc l uded in this P r ese n t a tion cann o t add r ess, and a r e n o t i n t ended t o add r ess, y our specific i n v estme n t objecti v es, financial situ a tions or financial needs. N o thing c o n tained he r ein shall be deemed a r e c ommend a tion t o an y party t o e n ter i n t o an y tr ansaction or ta k e an y c ou r se o f action. N either the independe n t audi t or o f d M Y , H oriz on or H o l d c o has e x amined or c ompi l ed the financial i n f orm a tion and d a ta c o n tained this P r ese n t a tion; a c c o r ding l y , no such independe n t audi t or p r o vides an y assu r an c e with r espect t o an y financial i n f orm a tion inc l uded he r ein. S uch i n f orm a tion and d a ta m a y n o t be inc l uded in, m a y be adjus t ed in, or m a y be p r ese n t ed diffe r e n t l y in, an y r egist r a tion st a t eme n t, p r ospectus, p r o xy st a t eme n t or o ther r eport or docume n t t o be fi l ed or furnished b y d M Y , H oriz on or H o l d c o , or an y o ther r eport or docume n t t o be fi l ed f ol l o wing c omp l etion o f the P r oposed T r ansactions, with the S E C. C au t i o na r y N o t e s ( C o n t i n u e d )

H o r i z o n Q ua nt u m 5 d MY M ana g eme n t T eam D E C A D E S O F E X P E R I E N C E C R E A T I N G S H A R E H O L D E R V A L U E H arry Y ou Chairman, d MY T echno l ogy G r oup  M ember o f E x ecuti v e Commit t ee, B r oad c om Deep T r ansactional Experien c e S pearheaded nume r ous M & A t r ansactions as e x ecuti v e Pl a y ed a k e y r o l e in structuring Del l ’ s $ 6 7B bu y out o f EMC as EMC ’ s e x ecuti v e vi c e p r eside n t Significa n t sha r eho l der v a l ue c r e a tion a t EMC, O r ac l e, A cc e n tu r e, K orn F erry and B r oad c om B r oad c o m ’ s $92B a c quisition o f VM W a r e Experien c ed SP A C sponso r , h a ving launched nine S P A C s, inc l uding the su c c essful de - SP A C o f I o n Q R aised hund r eds o f billions in t o tal capital I nstitutional I n v es t o r , # 1 - r an k ed C F O in Compu t er S ervi c es & I T Consu l ting in 2004 F ormer M anaging D i r ec t o r , M o r gan S tan l e y I n v estmen t Ban k ing

T r ansaction o v erview H o r i z o n Q ua nt u m 6 P r o f orma v a l u a tion a t c l ose $ T rust v a l ue per sha r e 3 P r o f orma sha r es outstanding 4 5 6 11.53 52 . 0 P r o f orma mar k et capitalis a tion L ess: p r o f orma net cash 7 $ 59 9 .2 (58.2) P r o f orma e n t erprise v a l ue $ 5 4 1 . 0 Sou r c es DMYY cash in trust 3 5 Estim a t ed equity financing H ori z on Qua n tum e xisting cash 7 H ori z on Qua n tum r ol l o v er equity DMYY sponsor r ol l o v er equity $ 2 7 . 0 5 0 . 0 1.2 50 4 . 0 18.2 T o tal sou r c es $ 60 0 . 4 U ses C as h t o b alan c e s h eet Estim a t ed t r ansaction e x penses H ori z on Qua n tum r ol l o v er equity DMYY sponsor r ol l o v er equity $ 58.2 2 0 . 0 50 4 . 0 18.2 T o tal uses $ 60 0 . 4 H ori z on Q uan tum # S h a r es % Ow ned 43.7 8 4 . 1% DMYY S ponsor # S h a r es 1.6 % Ow ned 3 . 0% DMYY Public 5 # S h a r es 2.3 % Ow ned 4 .5% E s t . E q uit y F inancin g ⁶ # S h a r es 4 .3 % Ow ned 8.3% P r o f orma il l ust r a ti v e o w ne r s h ip b r ea k d o w n 4 8 3 T o tal cash in trust and per sha r e v a l ue as o f A ugust 3 1, 2025 . 4 E x c l udes public and pri v a t e pla c eme n t w ar r a n ts. 5 A ssumes 0 % r edem p tions . 6 A ll s h a r es issued and v a l ued at t h e trust v a l ue per s h a r e . 7 I nc l udes H oriz on Qua n tu m ’ s e xisting cash o f $ 1.2M and de b t o f $ 0 as o f A ugust 31, 2025. 8 Ow ne r s h ip i n t e r est ca l cul a t ed as a pe r c e n ta g e o f p r o f orma t o tal s h a r es outstanding. H o l d c o w ill h a v e a dual class s h a r e structu r e , w it h C lass A o r dinary s h a r es h a ving one v o t e per s h a r e and C lass B o r dinary s h a r es h a ving t h r ee v o t es per s h a r e. H oriz on f ounder w ill b e t h e so l e initial   h o l der o f C lass B o r dinary s h a r es. E x isting H oriz on Qua n tum s h a r e h o l de r s w ill r oll 100 % o f t h eir h o l dings and r etain ~ 84 % o w ne r s h ip a t c l ose ⁵ T a r g eting up t o $ 50M o f equity financing f r om st r a t egic and financial i n v es t o r s A ll H oriz on Qua n tum s h a r e h o l de r s and DMYY sponsor su b j ect t o t w o - y ear l oc k - u p M inimal di l ution f r om DMYY sponso r T r ansaction e x pec t ed t o c l ose b y Q1 2026 N o t e: $USD and s h a r es outstanding in millions, e x c e p t per sha r e pri c es. 1 $ 3 million c l osed and $ 1 million under b inding su b scri p tion ag r eeme n t as o f O c t o b er 13 , 2025 . 2 A v e r ag e mar k et capitaliz a tion o f ION Q , R G T I , Q B T S and QU B T as o f O c t o b er 13 , 2025. V a l u a tion H oriz on Qua n tum v a l ued a t mon e y equity v a l u e $ 500M p r e - V a l u a tion t o inc r ease dolla r - f o r - dollar b y t h e amou n t o f a n y financing r aised prior t o c l ose ( $ 4 M S AF E financing r aise d ) ¹ A v e r a g e pu r e - pl a y pu b lic qua n tum c omputing mar k et cap = ~$ 16 B 2 T r ansaction h i gh li g h ts

Our mission is t o un l ock b r oad qua n tum ad v a n ta g e b y bui l ding s o ft w a r e i n f r astructu r e th a t emp o w e r s d e v e l ope r s t o use qua n tum c omputing t o so l v e the w or l d ’ s t oughest c omput a tional p r ob l ems. H o r i z o n Q ua nt u m 7

Fi r s t - m o v er ad v a n ta g e  in qua n tum s o ft w a r e  i n f r astructu r e W e beli e v e th a t s o ft w a r e will dri v e c omme r cial adop tion o f qua n tum ha r d w a r e H a r d w a r e - agnostic app r oach a n ticip a t ed t o gi v e use r s the f l e xibility t o l e v e ra g e the best qua n tum s y s t ems f or their so l utions r ega r d l ess o f under l ying modality or v endor A n ticip a t ed t o be the on l y public s o ft w a r e i n f r astructu r e pu r e - pl a y in qua n tum c omputing with capital efficie n t model W or l d - class, deep - scien c e t eam f ocused on qua n tum s o ft w a r e P r oduct & G TM r oadmap designed t o deli v er c omme r cial demand Compelling mar k et opportunity t o deli v er the s o ft w a r e i n f r astructu r e f or qua n tum c ompu t e r s H o r i z o n Q ua nt u m 8

N o c ompu t er is effecti v e without s o ft w a r e...   ... and classical c ode does n ’ t run on qua n tum machines. H o r i z o n Q ua nt u m 9

The pl a t f orm l a y er un l ocks the v a l ue   o f e v ery new c omputing t echno l ogy H oriz on Qua n tum is bui l ding the s o ft w a r e i n f r astructu r e t o set the standa r d f or d e v e l oping, dep l o ying and e x ecuting qua n tum s o ft w a r e, r ega r d l ess o f which ha r d w a r e p r e v ail s 1 Applic a tion Pl a t f orm H a r d w a r e Wind o w s PC $23 B 2 20 2 4 r e v enue i OS / And r oid M obi l e $201 B 3 / $40 B 4 20 2 4 r e v enue A W S W eb $108 B 5 20 2 4 r e v enue Nvidia Cuda GPU / AI $116 B 6 20 2 4 r e v enue VM w a r e Virtualis a tion $21 B 7 20 2 4 r e v enue T rip l e Alpha Qua n tum H o r i z o n Q ua nt u m 1 0 1 R e v enues inc l uded f or il l ust r a ti v e purposes t o highlig h t the his t oric v a l ue o f pl a t f orm d e v e l opme n t . These v a l ues a r e n o t inc l uded f or c ompa r a ti v e purposes or sug g esti v e o f futu r e r e v enue s . 2 As r epor t ed on M ic r os o ft Corpo r a tio n ’ s Annual R eport on F orm 1 0 - K , fi l ed f or the F iscal Y ear ended J une 3 0 , 202 5. 3 As r epor t ed on App l e I nc . ’ s Annual R eport on F orm 1 0 - K , fi l ed f or the F iscal Y ear ended S e p t ember 2 8 , 20 24 . 4 As r epor t ed on Alphabet I nc . ’ s Annual R eport on F orm 1 0 - K , fi l ed f or the F iscal Y ear ended D e c ember 31 , 20 24 , and inc l uded within division Goog l e S ubscri p tions, Pl a t f orms and D e vi c es . 5 As r epor t ed on Ama z on . c om, I nc . ’ s Annual R eport on F orm 1 0 - K , fi l ed f or the F iscal Y ear ended D e c ember 31 , 20 24 . 6 As r epor t ed on N vidia Corpo r a tio n ’ s Annual R eport on F orm 1 0 - K , fi l ed f or the F iscal Y ear ended J anuary 2 6 , 202 5 , and inc l uded in the D a ta Ce n ter r e v enue segme n t . 7 As r epor t ed on B r oad c om I nc . ’ s Annual R eport on F orm 1 0 - K f or the F iscal Y ear ended N o v ember 3 , 20 24 , inc l uded within division I n f r astructu r e S o ft wa r e .

H o r i z o n Q ua nt u m 1 1 A t the heart   o f qua n tum c omputing W e s ee k t o B r i d g e t h e g a p b e t w ee n t o d a y ’ s h a r d w a r e an d t o m o r r o w ’ s a pp l i c a t i o n s By c onnecting d e v e l ope r s, end use r s, and ha r d w a r e p r o vide r s, w e beli e v e our qua n tum s o ft w a r e i n f r astructu r e is positioned t o un l ock the p o t e n tial o f qua n tum c omputing t o so l v e - r eal w or l d p r ob l ems.

01 C r e a ting qua n tum al g orithms is difficu l t, non - i n tuiti v e and ina c c essib l e t o all but a f ew hund r ed specialists 02 H a r d w a r e is di v e r se and imper f ect, r endering p r og r ams non - portab l e and un r eliab l e 03 P r og r amming langua g es lack abst r action, r equiring p r og r ams t o be writ t en l ogic g a t e b y l ogic g a t e H a r d w a r e is on l y ha l f the pictu r e − s o ft w a r e is needed t o dri v e qua n tum ad v a n ta g e. T od a y , d e v e l ope rs f a c e major barrie r s t o harness qua n tum c omputing just lik e in the ear l y d a y s o f classical c omputing H o r i z o n Q ua nt u m 1 2

Wh a t if p r og r amming   a qua n tum c ompu t e r   w as as simp l e as writing  a Python scri p t? H o r i z o n Q ua nt u m 1 3

H igh - L e v el Qua n tum P r og r am Compil a tion t o IR with Co n tr ol F l o w P r og r am O p timiz a tion H a r d w a r e M apping P ac k aging f or E x ecution Dep l o yme n t as an API Cur r e n t l y a v ailab l e in T rip l e Alpha R oadmap with e xisting IP Classical P r og r am R estructuring & Classific a tion Al g orithm Construction W e a r e d e v e l oping t echno l ogy t o brid g e f r om  classical t o qua n tum W e a r e e x ecuting an ambitious plan t o enab l e s o ft w a r e d e v e l ope rs t o a c c ess the p o w er o f qua n tum c omputing b y d e v e l oping t ools t o au t om a tical l y a c c e l e r at e classical s o ft w a r e using qua n tum p r o c essing. H o r i z o n Q ua nt u m 1 4

W e a r e al r eady enabling d e v e l ope rs t o c ode, c ompi l e and dep l o y   sophistic a t ed applic a tions with T rip l e Alpha T rip l e Alpha is cur r e n t l y in ear l y a c c ess with se l ect ha r d w a r e and s o ft w a r e partne r s Early access H o r i z o n Q ua nt u m 1 5

S y s t em specific S y s t em agnostic Gene r al Compu t e S pecific F unctions Co n t r ol   s y s t ems Pulse sequen c es P ortability G a t e l e v el c ode M ode l - based s y n thesis Lib r aries F l e xibility Co n t r ol s y s t ems Q U A ( Qua n tum M achine s ) , Lab O ne Q ( Z urich I nstrumen t s ) Pulse sequen c es O pe n Pulse ( IB M ) , Qui l - t ( Ri g ett i ) G a t e l e v el c ode Q iskit ( IB M ) , PyQuil ( Ri g ett i ) ,   Ci r c ( Goog l e ) M ode l - based s y n thesis Qua n tum Al g orithm Design Pl atf orm ( Classi q ) Lib r aries O pe n F ermion, T ensorF l o w Qua n tum ( Goog l e ) , P en n yLane ( X anad u ) T rip l e A lp h a ma k es serious q ua n tum s o ft w a r e d e v e l opme n t possi b l e Ex isting app r oac h es t o p r og r amming q uan tum c ompu t e r s usual l y n a v ig a t e a t r a d e - o ff b et w een f l e x i b ility an d porta b ilit y . T rip l e A lp h a a v oi d s t h is t r a d e - o ff e n ti r e l y , o ff ering a h ig h l e v el o f c o n trol wh i l e r emaining h a r d w a r e agnostic . H o r i z o n Q ua nt u m 1 6 Sou r c e: F unctionality ana l y sis diag r am p r epa r ed b y H ori z on Qua n tum mana g eme n t f or il l ust r a ti v e purposes .

Our ru n time e n vi r onme n t is eme r ging as a true qua n tum ope r a ting s y s t em k ernel T rip l e Alpha o v e r c omes limit a tions o f ha r d w a r e bac k ends in s o ft w a r e, seam l ess l y sti t ching t o g ether mu l tip l e ha r d w a r e calls t o enab l e enhan c ed functionalit y , al l o wing d e v e l ope rs t o do much mo r e with e xisting ha r d w a r e s y s t ems. With capabilities li k e dynamic memory al l oc a tion and net w ork I / O , w e beli e v e T rip l e Alpha is l a ying the f ound a tion f or the fi r st true qua n tum OS k ernel. M id - ci r cuit measu r eme n t Co n t r ol f l o w ( i f / else, whi l e l oop s ) Concur r e n t classical functions Dynamic memory al l oc a tion N et w ork I / O mid c omput a tion Sou r c e: Cur r e n t capabilities tab l e p r epa r ed b y H ori z on Qua n tum mana g eme n t f or il l ust r a ti v e purposes. IBM Ri g etti I o n Q IQM OQC with T rip l e Alpha C u rr e n t c a p a b i l i t i e s H o r i z o n Q ua nt u m 1 7

Our t ools a r e designed t o set a new standa r d f or qua n tum s o ft w a r e i n f r astructu r e H o r i z o n Q ua nt u m 1 8 Co ntrol s y s t ems abst r action E x ecution I n f r astructu r e Our e x ecution stack enab l es p r og r ams t o be run on a wide v ariety o f qua n tum c ompu t e r s and simul a t o r s, using ad v an c ed t echniques t o e x t end s y s t em capabilities. F ull c o n trol f l o w support F ull mid - c omput a tion classical function support F ull mid - c omput a tion I / O support Co ntrol s y s t em l ogic Dynamic memory mana g eme n t R esou r c e planning / estim a tion E x ecution on ha r d w a r e s y s t ems F ull mid - c omput a tion measu r eme n t support Dep l o yme n t I n f r astructu r e Our dep lo yme n t i n f r astructu r e al l o w s p r og r ams t o be dep lo y ed as AP I s f or ea s y i n t eg r a tion bet w een qua n tum p r og r am and use r - f acing i n t er f a c e. Dep l o yme n t o f p r og r ams as AP I s Ea s y i n t eg r a tion with f r o n t - end t echno l ogies Session mana g eme n t f or dep lo y ed p r og r ams A uthe n tic a tion P r og r am e x ecution mana g eme n t S t a tus moni t oring U sa g e moni t oring d e v e l ope rs t o c r e a t e p r og r ams using high - l e v el p r og r amming langua g es and c ompi l e them t o o p timised s y s t em - specific c ode. p r og r amming langua g es and c ompi l e them t o o p timised s y s t em - specific c ode. D D e e v e v e l o l o p p m m e e n n t t I n I n f r f a r a s t s r t u r u c t c u t u r e r e Our d e v e l opme n t t ools al l o w T rip l e Alpha al l o w s d e v e l ope rs t o c r e a t e p r og r ams using high - l e v el H igh l e v el p r og r amming O p timising c omplier I nstruction set t r ansl a tion P r og r am o p timis a tion engine Scheduling o f pulse l e v el ope r a tions G ene r a tion o f s y s t em specific c ode P ortab l e l o w l e v el i n t ermedi a t e r ep r ese n t a tion ( I R)

H o r i z o n Q ua nt u m 1 9 W e ta k e ha r d w a r e i n t eg r a tion serious l y b y ope r a ting our o wn qua n tum c ompu t e r s H oriz on Qua n tum e xpects t o be c ome one o f the v ery fi r st s o ft w a r e c ompanies t o ope r at e its o wn qua n tum c ompu t e r s. W e h a v e established an on - si t e t estbed, with capacity f or mu l tip l e qua n tum c ompu t e r s and a r e in the p r o c ess o f assembling the fi r st s y s t em. W e view tig h t i n t eg r a tion bet w een ha r d w a r e and s o ft w a r e as critical t o r ealizing the full p o t e n tial o f qua n tum c omputing.

Our st r a t egy positions us t o g r o w as qua n tum c omputing sca l es H o r i z o n Q ua nt u m 2 0 I nbound a c c ess r equests r e c ei v ed f r om : 35+ M ajor Corpo r a tions 75+ / 8 U ni v e r sities / Times H igher E duc a tion T op 20 10+ N a tional labs, g o v ernme n t a g encies and r esea r ch institu t es. 10+ Qua n tum s o ft w a r e c ompanies S o ft w a r e P artne r s Qua n tum s o ft w a r e D e v e l ope rs A cademia and A l t erna ti v e P artne r s R esea r ch G r oups C l oud P r o vide r s H a r d w a r e P artne r s QPU Co n trol S y s t ems

H o r i z o n Q ua nt u m 2 1 Our app r oach with partne r s is designed t o enab l e our t ools t o be c ome the d e f au l t s o ft w a r e i n f r astructu r e f or ha r d w a r e v endo r s Our app r oach with partne r s p r o vides a p a t h w a y f or manu f actu r e r s t o inc r e asing l y i n t eg r a t e their ha r d w a r e with T rip l e A lpha. This enab l es us t o offer ha r d w a r e f r om a manu f actu r er t o our use r s a t an ear l y sta g e o f engag eme n t and p o t e n tial l y p r o vides a p ath f or T rip l e Alpha t o be c ome the d e f au l t s o f t w a r e s tack f or their cu s t ome r s. H a r d w a r e be c omes a v ailab l e t o H oriz on Qua n tum f or i n t ernal use within T rip l e Alpha H a r d w a r e be c omes a v ailab l e t o H oriz on Qua n tu m ’ s e x t ernal c ollabo r at o r s using T rip l e Alpha H oriz on Qua n tum w orks with ha r d w a r e v endor t o so l v e Q AI chal l en g es the manu f actu r er f a c es H a r d w a r e manu f actu r er ma k es T rip l e Alpha a v ailab l e t o its cus t ome rs T rip l e Alpha be c omes the d e f au l t s o ft w a r e l a y er on the ha r d w a r e pl a t f orm Increasin g soft w ar e / har d w ar e int e gr a tio n Mode l

Applic a tions run th r ough our i n f r astructu r e . This is e xpec t ed t o enab l e usa g e - based pricing th a t aligns with v a l ue c r e a tion f or d e v e l ope r s. H o r i z o n Q ua nt u m 2 2

W e ’ v e assemb l ed a w or l d - class, deep - scien c e t eam t o c l ose the gap bet w een qua n tum ha r d w a r e and p r actical applic a tion D r J oe Fitzsimons Chi e f E x ecuti v e Offi c er D r Si - H ui T an Chi e f Scien c e Offi c er H o r i z o n Q ua nt u m 2 3

G r eg Gou l d Chi e f Financial Offi c er Amanda Chew VP o f P r oduct E oin Scan l on VP o f O pe r a tions Philip T an VP o f Comme r cial O pe r a tions D r R a ymond L l o y d VP o f E ngineering S uma n th Puttur VP o f P eop l e A t eam with e xperien c e ac r oss t echno l ogy o r ganis a tions, b o th big and small H o r i z o n Q ua nt u m 2 4

2020 2021 2022 2023 20 2 4 2025 Compa n y his t ory & i n v estme n t W e h a v e su c c essful l y seeded and g r o wn mu l tip l e departme n ts   with i n t e n tional st r at egy o f hiring l eade r s and then bui l ding out their t eams. 60 H o r i z o n Q ua nt u m 2 5 Scien c e  P r oduct  Design  M a r c omms  H uman R esou r c es Finan c e  B usiness O pe r a tions S o ft w a r e E ngineering  Comme r cial O pe r a tions  Co ntrol S y s t ems and H a r d w a r e  I n f orm a tion T echno l ogy E ngineering 40 20 0 4 2 Se p t. 29th, 2025 F ounded in Singapo r e in 2018 T o tal i n v estmen t t o d a t e $25M

E r r or c or r ection is n o w a r eality Qua n tum er r or c or r ection has p r og r essed r apid ly in the last   18 mo n ths, with full qua n tum er r or c or r ection c o n vincing l y demonst r at ed f or the fi r st time in l a t e 20 24 . Qua n tum c ompu t e r s a r e n o w ha r d t o simul a t e Co n vincing demonst r a tions h a v e sh o wn th a t classical c ompu t e r s can no l on g er easi l y simul a t e qua n tum c ompu t e r s. O v erhead is tumbling N o t l ong a g o , it w as thoug h t th a t 1 , 000+ p h y sical qubits w ou l d   be r equi r ed t o p r odu c e an er r o r - f r ee l ogical qubit. R e c e n t p r og r ess in er r or c or r ection c odes has r edu c ed this b y o r de rs o f magnitude. N ew qubit pl a t f orms a r e eme r ging Qua n tum c ompu t e r s based on neut r al a t oms a r e scaling up r apid l y , and new qubit a r chi t ectu r es e xp l oiting biased noise a r e sh o wing p o t e n tial shor t cuts t o er r o r - f r ee qua n tum c omput a tion. Qua n tum c omputing   has r eached   an i n f l ection poi n t Pr a ctical q u antum a d v an t a ge is exp e cted in the c oming years H o r i z o n Q ua nt u m 2 6

H o r i z o n Q ua nt u m 2 7 I n past t echno l ogy c y c l es, s o ft w a r e has ca p tu r ed mo r e v a l ue than ha r d w a r e. Qua n tum c omputing m a y f ol l o w this t r end.

Comme r cial applic a tions a r e li k e l y t o eme r g e soon,  the applic a tion i n f r astructu r e needs t o be r eady H o r i z o n Q ua nt u m 2 8 D e v e l ope rs and domain e xperts need the i n f r astructu r e t o e xperimen t, t est, and bui l d applica tions b e f o r e c omme r cial demand ta k es off. Sou r c e: G l obal Risk I nstitu t e — Qua n tum Th r e a t Timeline R eport 20 2 4 I n a 20 2 4 r eport on the st a t e o f qua n tum c omputing, most o f the qua n tum c omputing e xperts pol l ed a n ticip a t ed c omme r cial applica tions t o eme r g e within the n e xt 5 y ea r s. 2 1 2 3 9 2 7 7 4 3 4 5 6 1 1 6 2 2 1 1 3 3 2 7 7 6 6 5 2 15 y ea r s 10 y ea r s 3 y ea r s 1 y ear 5 y ea r s 0 4 8 12 number o f r esponde n ts 16 20 tim e f r ame lik elihood > 99% > 95% > 70% ~ 50% < 30% < 5% < 1% 20 2 4 EXPE R T S' E S TIM A TES OF LIKELIHOOD OF C OMME R CIAL APPLIC A TIONS F OR EAR L Y Q U ANTUM C OMPUTERS N umber o f e xperts who indica t ed a c ertain li k elihood in each indica t ed tim e f r ame

H is t orical Financials Consolid a t ed balan c e sheets 20 2 4 ( S$) 2023 ( S$) De c ember 31, 36 0 , 000 5 0 , 000 A ssets Consolid a t ed st a t eme n ts o f ope r a tions De c ember 31, 20 2 4 ( US$) R e v enue 263,505 H o r i z o n Q ua nt u m 2 9 O pe r a ting e xpenses R esea r ch and d e v e l opme n t Selling and mar keting Gene r al and administ r a ti v e Dep r ecia tion and amortis a tion T o tal ope r a ting e xpenses 2,531,268 722 , 1 2 4 2 , 13 0 , 999 626 , 006 6 , 01 0 ,397 3 , 458,218 986,566 2 , 911,370 855, 2 4 9 8,211 , 403 2,23 9 , 460 732,804 1,821 , 990 26 4 , 4 14 5 , 058,668 I n c ome ( l os s ) f r om ope r a tions ( 5, 7 46,892) ( 7 ,851 , 40 3 ) ( 5 , 008,66 8 ) Other inc ome and ( e xpens e ) I n t e r est e xpense Other inc ome F o r eign e x chan g e ( l os s ) gain I n c ome tax e xpense ( 36,20 0 ) 9 0 ,825 21 4 , 903 - ( 4 9 , 457) 1 2 4 , 085 293,601 - (2,33 9 ) 1,527 ( 166 , 037) - N et inc ome ( l os s ) ( 5 , 4 7 7 ,36 4 ) ( 7 , 483 , 1 7 4 ) ( 5 , 175,517) W t d . A v g . S ha r es O u tstanding ( O r d . + P r e f . ) Basic and di l u t ed 16 , 023,350 16 , 023,350 16 , 023,350 E P S – B asic & N et ( L os s ) / I n c ome, O r d . + P r e f Basic and di l u t ed ( 0 . 3 4 ) ( 0 . 4 7) ( 0 . 32) 20 2 4 ( US$) 20 2 4 ( S$) 2023 ( S$) C ash and cash e qu i v a l e n ts R e c ei v a b l es, net P r epaid and o ther c u r r e n t assets 4 ,848,855 10 9 ,7 9 4 90 9 , 189 6,62 4 ,506 15 0 , 000 1, 2 4 2 , 134 16,512 , 011 - 521 , 400 T o tal cur r e n t assets 5,8 6 7 ,838 8 , 016,640 1 7 , 033 , 4 11 P r opert y and e qu ipme n t, net C onstr u ction in p r o c ess I n tangi b l e assets, net Rig h t - o f - u se assets Sec u rit y deposits 2,21 0 , 034 - 25 , 145 538 , 038 6 9 ,606 3 , 01 9 ,348 - 3 4 ,353 735 , 0 6 7 95 , 0 9 6 56 0 ,254 25 4 , 6 72 3 9 ,504 23 , 4 99 4 4 , 186 T o tal assets 8,71 0 ,6 6 1 11 , 90 0 ,504 1 7 , 955,626 L iabilities and s t oc k ho l de r s ’ d e ficit Other p a y a b l es O pe r a ting l ease lia b ilities T o tal cur r e n t liabilities O pe r a ting l ease lia b ilities, non - c u r r e n t 51 4 ,280 2 6 1 , 0 2 4 775,304 33 0 ,855 702,609 356, 6 11 1 , 05 9 ,220 452 , 014 198 , 178 2 7 ,260 225 , 438 - T o tal liabilities 1 , 105 , 159 1,511,234 225 , 438 S t oc k ho l de r s ’ e q uit y T o tal S t oc k ho l de r s ’ E q uit y T o tal L iabilities and S t oc k ho l de r s ’ E q uit y 7 ,60 4,502 8,71 0 ,6 6 1 1 0 ,38 9 ,270 11 , 90 0 ,504 1 7 ,73 0 , 188 1 7 , 955,626

H o r i z o n Q ua nt u m 3 0 T r ansaction Designed t o F und Pl a t f orm Expansion Annuali z ed J une ‘25 - 20 Cash OPEX and CAPEX Public c ompa n y e xpenses Annuali z ed $12.6M c onsists o f annuali z ed app r o xim a t e l y US$ 9 . 1M in cash OPEX and CAPEX   as o f J une 2025, p l us estim a t ed inc r eme n tal public c ompa n y - r el a t ed e xpenses. ( US$ 7 . 4 M ) 20 2 4 0 I l l ust r a ti v e T r ansaction  F unding 1 ( US$12.6M ) 40 US$58.2M 20 60 1 P l ease see slide 6 f or tr ansaction financing assum p tions.

Capita l - efficie n t s o ft w a r e & Sa a S model in qua n tum c omputing A l though w e depend on quan tum ad v a n ta g e being achi e v ed, w e enj o y a number o f st r engths: S t r ong t echnical t eam with p r o v en t r ack r e c o r d in qua n tum c omputing Compelling t echno l ogy t o p o w er quan tum c omputing applications S o ft wa r e business model with l o w er cap e x r equi r eme n ts than quan tum ha r d w a r e c ompanies H a r d w a r e agnostic app r oach designed t o ma k e su c c ess independe n t o f winning ha r d w a r e t echno l ogy A n ticip a t ed v a l ue - based pricing model B usiness mode l d esi g ne d t o b e stic ky H o r i z o n Q ua nt u m 3 1

Appendix A: G l ossary This G l ossary e xplains s e v e r al t erms used in the H oriz on Qua n tum I n v es t or P r ese n t a tion. The G l ossar y , as p r epa r ed b y H oriz on Qua n tum mana g eme n t, is n o t a c omp r ehensi v e e xplan a t ory docume n t. S ha r eho l de rs and i n v es t o r s shou l d n o t undu l y r e l y on it t o ma k e i n v estme n t decisions.

H o r i z o n Q ua nt u m 3 4 G l o s s a r y Al g orithm — An al g orithm is a fini t e set o f s t ep - b y - s t ep instructions f or so l ving a type o f p r ob l em or carrying out a c omput a tion. Al g orithms a r e a c orne r s t one o f c ompu t er scien c e and f orm the bui l ding b l ocks o f c ompu t er p r og r ams. Th e y a r e used f or ca l cula tion, d a ta p r o c essing, and au t om a tion, and th e y r ang e f r om simp l e p r o c edu r es ( such as sorting) t o ad v an c ed methods ( such as c ombin a t orial o p timiza tion ) . Al g orithm c onstruction — The p r o c ess o f designing and specifying al g orithms t o so l v e p r ob l ems or per f orm c omput a tions. F or c o n v e n tional c omputing, this i n v o l v es c r e a ting al g orithms th a t run on classical ha r d w a r e, f ol l o wing de t erministic, s t ep - b y - s t ep l ogic. F or qua n tum c omputing, al g orithm c onstruction r equi r es e xp l oiting qua n tum effects — such as i n t er f e r en c e, superposition, and e n tang l eme n t — t o design methods th a t can sometimes so l v e p r ob l ems mo r e efficie n t l y than classical al g orithms. API (Applic a tion p r og r amming i n t er f a c e ): An API is a standa r d w a y f or diffe r e n t s o ft w a r e s y s t ems t o talk t o each othe r . I t l ets one p r og r am use the functions or d a ta o f ano ther without needing t o kn ow h o w th a t o ther p r og r am is bui l t. AP I s ma k e it easier f or d e v e l ope rs t o c onnect t ools, bui l d new applica tions, and sha r e d a ta ac r oss s o ft w a r e s y s t ems. Compi l er — A c ompi l er is a s o ft w a r e t ool th a t t r ansl a t es c ode writ t en in a high - l e v el p r og r amming langua g e i n t o a f orm th a t c ompu t er ' s ha r d w a r e can e x ecu t e. A c ompi l er m a y t r ansl a t e s t ep b y s t ep f r om one abst r action l e v el t o the n e xt, or all the w a y d o wn t o n a ti v e instructions f or the ha r d w a r e. Compil a tion happens b e f o r e the p r og r am runs, al l o wing d e v e l ope rs t o c ode in langua g es th a t a r e easier t o r ead and wri t e whi l e still p r oducing instructions the machine can unde r stand. Ci r cuit ( qua n tum ci r cui t ) — I n qua n tum c omputing, a ci r cuit is a sequen c e o f ope r a tions, c onsisting o f qua n tum g a t es and measu r eme n ts, carried out on qubits within a qua n tum p r o c essing unit ( QP U ) . M uch li k e l ogic ci r cuits e xp r ess c omput a tions in classical c ompu t e r s, a qua n tum ci r cuit is the basic w a y o f e xp r essing a c omput a tion on a qua n tum c ompu t e r . By ar r anging ope r a tions in diffe r e n t sequen c es, qua n tum ci r cuits imp l eme n t al g orithms, and the i n t erpl a y o f g a t es within them gi v es rise t o qua n tum i n t er f e r en c e, enabling qua n tum c ompu t e r s t o per f orm c omput a tions th a t a classical c ompu t er canno t. Ci r cuits a r e limi t ed, h o w e v e r , in th a t th e y canno t imp l eme n t c o n trol f l o w or de t ermine which ope r a tion t o per f orm dynamical l y .

H o r i z o n Q ua nt u m 3 5 G l o s s a r y ( C o n t i n u e d ) Concur r e n t classical functions — I n qua n tum c omputing, c oncur r e n t classical functions a r e classical c omput a tions th a t run a t the same time as a qua n tum ci r cuit, r ather than on l y b e f o r e or a f t er it. T r aditional l y , qua n tum p r og r ams a r e structu r ed as st a tic ci r cuits: the ci r cuit is designed in ad v an c e, e x ecu t ed on the qua n tum p r o c esso r , and then the r esu l ts a r e p r o c essed classical l y . Concur r e n t classical functions al l o w classical and qua n tum s t eps t o be i n t er w o v en mo r e tig h t l y . F or e x amp l e, a classical function m a y p r o c ess a mid - ci r cuit measu r eme n t r esu l t and immedi a t e l y decide which g a t e t o app l y n e xt, or upd a t e pa r ame t e r s on the f l y t o s t eer the qua n tum c omput a tion dynamical l y . This c oncur r e n t e x ecution is p o w erful because it al l o w s f eedback l oops bet w een classical and qua n tum p r o cesses, making qua n tum al g orithms mo r e f l e xib l e and efficie n t. I t is also a ne c essary ing r edie n t f or importa n t functionality such as er r or c or r ection. Co n t r ol f l o w ( i f / else, whi l e l oop s ) — I n classical c omputing, c o n trol f l o w is the o r der in which individual instructions in a p r og r am a r e e x ecu t ed. I ns t ead o f a l w a y s running c ommands in a st r aig h t line f r om t op t o b o t t om, p r og r ams can ma k e decisions or r epe a t s t eps based on c onditions. F or e x amp l e, an i f / else st a t eme n t al l o w s a p r og r am t o ta k e diffe r e n t p a ths depending on whether a c ondition is true or f alse. A whi l e l oop ma k es the p r og r am r epe a t a b l ock o f instructions u n til a c ondition is no l on g er met. These c o n trol f l o w structu r es ma k e it possib l e t o wri t e p r og r ams th a t ada p t t o diffe r e n t inputs and situ a tions. I n qua n tum c omputing, c o n trol f l o w is much mo r e chal l enging. T r aditional qua n tum p r og r amming f r ame w orks h a v e typical ly been c o n fined t o st a tic ci r cuits, whe r e all the ope r a tions a r e fi x ed in ad v an c e. This limits the r ang e o f p r og r ams e xp r essib l e in those f r ame w orks. Co n t r ol s y s t ems — A qua n tum c o n trol s y s t em is the c ombin a tion o f ha r d w a r e and s o ft w a r e used t o manipul at e and measu r e qubits in a qua n tum c ompu t er or e xperimen t. I t r elies on classical e l ect r onics t o g ene r a t e high l y p r ecise signals th a t dri v e qubit ope r a tions and t o p r o c ess measu r eme n t f eedback in r eal time. These s y s t ems enab l e c omp l e x tasks such as cha r ac teriz a tion o f the p h y sical p r operties o f the under lying p r o c esso r s, calib r a tion o f specific g a t e ope r a tions, er r or c or r ection p r o t o c ols, and g a t e sequen c es, whi l e also supp r essing noise and mai n taining the stability o f sensiti v e qua n tum ha r d w a r e. Qua n tum c o n trol s y s t ems a r e typical ly tai l o r ed t o the under lying qubit t echno l og y — f or e x amp l e, supe r c onducting qubits, t r apped ions, or ph o t ons each r equi r e diffe r e n t types o f c o n trol signals and e l ect r onics.

H o r i z o n Q ua nt u m 3 6 G l o s s a r y ( C o n t i n u e d ) Dynamic memory al l oc a tion — I n classical c omputing, dynamic memory al l oc a tion is the p r o c ess o f assigning memory t o a p r og r am whi l e it is running, r ather than fixing the memory si z e in ad v an c e. I ns t ead o f the p r og r ammer deciding ahead o f time h o w much memory is needed, the p r og r am can r equest and r e l ease memory as it runs. F or e x amp l e, with st a tic al l oc a tion, if a p r og r ammer decla r es a d a ta structu r e with a fi x ed l ength in C, its si z e is set a t c ompi l e time. I f the p r og r ammer does n ’ t kn ow h o w big the d a ta structu r e needs t o be u n til the p r og r am is running, th e y can use dynamic al l oc a tion t o g et e x act l y as much memory as is needed. Dynamic memory al l oc a tion is importa n t because it ma k es p r og r ams mo r e f l e xib l e, efficie n t and scalab l e. I t al l o w s them t o hand l e d a ta whose si z e is n o t kn o wn u n til ru n time, r euse memory b y f r eeing it when it is no l on g er needed, and ada p t t o the amou n t o f memory a v ailab l e on a machine. Without it, p r og r amme r s w ou l d h a v e t o guess memory needs in ad v an c e, which c ou l d w as t e memory if th e y o v e r estim a t e or cause the p r og r am t o f ail if th e y unde r estim a t e. Whi l e this type o f memory mana g eme n t is standa r d in classical c omputing, it r emains r a r e in qua n tum s y s t ems . T r aditional qua n tum ci r cuits p r e - label and al l oc a t e qubits b e f o r e e x ecution begins, and most p r og r amming f r ame w orks a r e designed a r ound this st a tic model . H o w e v e r , p r og r ams th a t use c o n trol f l o w m a y r equi r e qubits t o be al l oc a t ed and r e l eased on the f l y . E r r o r s ( qua n tu m ) — E r r o r s in qua n tum c omputing arise f r om the inhe r e n t f r agility and sensitivity o f qua n tum st a t es t o e n vi r onme n tal noise, which can cause uni nt ended chan g es t o the st a t e o f qubits or the ou t c ome o f ope r a tions. E r r o r s inc l ude bi t - flip er r o r s ( whe r e a qubi t ’ s st a t e chan g es f r om 0 t o 1 or vi c e v e r s a ) and phase - flip er r o r s ( whe r e the r el a ti v e phase o f a superposition is a l t e r e d ) , as w ell as c ombin a tions o f b o th. E r r o r s can r esu l t f r om a v ariety o f sou r c es, inc l uding g a t e er r o r s ( inc or r ect ope r a tions applied t o qubit s ) , measu r eme n t er r o r s ( mista k es during the r eadout p r o c es s ) , c r osstalk ( u n w a n t ed i n t e r actions bet w een near b y qubit s ) , noise ( e x t ernal i n t er f e r en c e such as e l ect r omagnetic signal s ) , and de c ohe r en c e ( the l oss o f a qubi t ’ s qua n tum st a t e th r ough i n t e r actions with its e n vi r onme n t ) . Because qubits a r e so vulne r ab l e t o these effects, er r o r s o ccur mo r e f r equen t l y in qua n tum s y s t ems than in classical c ompu t e r s, making er r or c or r ection a c e n t r al chal l en g e f or p r actical qua n tum c omputing.

H o r i z o n Q ua nt u m 3 7 G l o s s a r y ( C o n t i n u e d ) E r r or c or r ection — Qua n tum er r or c or r ection is a method used t o p r o t ect qua n tum i n f orm a tion f r om er r o r s caused b y e n vi r onme n tal disturbanc es, ha r d w a r e imper f ections, or u n w a n t ed i n t e r actions th a t can cause qubits t o chan g e st a t e. U nli k e classical er r or c or r ection, which can r e l y on duplica ting i n f orm a tion, qua n tum er r or c or r ection must use mo r e sophistic a t ed t echniques because qua n tum i n f orm a tion canno t be c opied. I t is esse n tial f or bui l ding f au l t - t o l e r a n t qua n tum c ompu t e r s capab l e o f carrying out l ong and r eliab l e c omput a tions. E r r or c or r ection o v erhead — E r r or c or r ection o v erhead r e f e r s t o the additional r esou r c es r equi r ed t o p r o t ect i n f orm a tion f r om er r o r s and p r eser v e d a ta i n t egrit y . I n c o n v e n tional c omputing, this ta k es the f orm o f e xt r a bits added t o the original d a ta, which al l o w er r o r s t o be de t ec t ed and c or r ec t ed but r edu c e the efficiency o f s t o r a g e or t r ansmission. I n qua n tum c omputing, it appea r s as the la r g e number o f p h y sical qubits and ope r a tions needed t o en c ode and stabili z e a sing l e l ogical qubit, ensuring the qua n tum i n f orm a tion r emains i n tact in the f a c e o f noise or i n t er f e r en c e. I n b o th cases, st r on g er p r o t ection against er r o r s r equi r es g r e a t er o v erhead, whi l e l ess o v erhead means w ea k er p r o t ection. G a t e ( classical g a t e/ l ogic g a t e ) — A l ogic g a t e is a basic bui l ding b l ock o f classical ci r cuits. I t ta k es one or mo r e binary inputs ( 0 or 1 ) and p r odu c es a sing l e binary output a c c o r ding t o a l ogical ru l e. F or instanc e, an AND g a t e outputs 1 on l y if all inputs a r e 1. By c ombining ma n y l ogic g a t es, classical ci r cuits can per f orm c omp l e x c omput a tions. G a t e ( qua n tu m ) — A qua n tum g a t e is the basic bui l ding b l ock o f qua n tum ci r cuits. I t chan g es the st a t e o f one or mo r e qubits b y app lying a r e v e r sib l e m a them a tical t r ans f orm a tion cal l ed a unitary ope r a tion. Because th e y a r e r e v e r sib l e, unitary ope r a tions p r eser v e the t o tal p r obability o f all possib l e ou t c omes, ensuring th a t a qua n tum g a t e n e v er l oses i n f orm a tion — unli k e ma n y classical l ogic g a t es, which disca r d i n f orm a tion. F or e x amp l e, with an AND g a t e the inputs ( binary i n f orm a tion o f t w o bit s ) canno t a l w a y s be r e c o v e r ed f r om the output ( one bi t ) . The r e v e r sib l e aspect o f qua n tum g a t es means th a t when ope r a tions a r e per f ormed on qubits, whether in simp l e g a t es or full al g orithms, the p r o c ess can a l w a y s be r e v e r sed, al l o wing the s y s t em t o r eturn t o an earlier qubit st a t e. Because qua n tum g a t es e xp l oit qua n tum effects such as superposition and e n tang l eme n t, when c ombined in ci r cuits, th e y can per f orm c omp l e x c omput a tions b e y ond the limits o f c o n v e n tional c ompu t e r s.

H o r i z o n Q ua nt u m 3 8 G l o s s a r y ( C o n t i n u e d ) G a te - l e v el c ode — I n qua n tum c omputing, g a t e - l e v el c ode r e f e r s t o p r og r ams writ t en di r ect l y in t erms o f the qua n tum g a t es th a t act on qubits. A t this l e v el, the p r og r ammer specifies the e x act sequen c e o f g a t e ope r a tions — such as H adama r d or CN O T — th a t ma k e up a qua n tum ci r cuit. G a t e - l e v el c ode is ana l o g ous t o assemb l y langua g e in classical c omputing: it p r o vides fine - g r ained c o n trol o v er the ha r d w a r e but can be difficu l t t o wri t e and mai n tain f or la r g er al g orithms. I t r equi r es a specializ ed skillset in qua n tum c omputing, inc l uding unde r standing h o w g a t es manipul at e qubits and h o w ci r cuits a r e c onstruc t ed. H a r d w a r e M odality — A ha r d w a r e modality is the p h y sical app r oach used t o bui l d and ope r a t e qubits in a qua n tum c ompu t e r . Each modality has distinct ad v a n ta g es and chal l en g es. The choi c e o f modality affects f ac t o r s such as qubit stabilit y , er r or r a t es, scalabilit y , and ope r a ting c onditions, as w ell as the design and per f orman c e o f a qua n tum s y s t em. N o sing l e modality has y et p r o v en domina n t, and mu l tip l e app r oaches a r e being acti v e l y e xp l o r ed in r esea r ch and industr y . M a n y r esea r che r s beli e v e th a t diffe r e n t modalities m a y be bet t er sui t ed t o diffe r e n t types o f p r ob l ems. R esea r ch i n t o the most effecti v e ha r d w a r e modalities is c e n t r al t o scaling qua n tum c ompu t e r s and making them p r actical f or r ea l - w or l d applica tions. H a r d w a r e t estbed — I n qua n tum c omputing, a ha r d w a r e t estbed is an e xperimen tal setup whe r e new c omputing d e vi c es and c ompone n ts can be bui l t, t es t ed, and e v a l u a t ed under r eal ope r a ting c onditions. B e y ond t esting ha r d w a r e per f orman c e, a t estbed also p r o vides a pl a tf orm f or i n t eg r a ting ha r d w a r e with s o ft w a r e, al l o wing r esea r che r s t o d e v e l o p , r e fine, and v alid a t e s o ft w a r e in a r ealistic e n vi r onme n t. This tig h t c oupling o f ha r d w a r e and s o ft w a r e enab l es mo r e effecti v e t esting, f as t er i t e r a tion, and deeper insig h ts i n t o h o w the t w o i n t e r act. I n t eg r a t ed D e v e l opme n t E n vi r onme n t ( IDE) — An i n t eg r a t ed d e v e l opme n t e n vi r onme n t is a s o ft w a r e sui t e th a t p r o vides p r og r amme r s with the t ools th e y need t o wri t e and c ompi l e c ode efficie n t l y . An IDE typical ly c ombines f e a tu r es such as a c ode edi t o r , a c ompi l e r , a debug g er and p r oject mana g eme n t support i n t o a sing l e applica tion. By bringing these c ompone n ts t o g ethe r , IDEs a r e designed t o maximi z e d e v e l oper p r oductivity and st r eamline the s o ft w a r e d e v e l opme n t p r o c ess.

H o r i z o n Q ua nt u m 3 9 G l o s s a r y ( C o n t i n u e d ) Lib r aries — I n the c o n t e xt o f p r og r amming qua n tum c ompu t e r s, a lib r ary is a c ol l ection o f p r e - writ t en c ode th a t can be cal l ed f r om within a c o n v e n tional p r og r amming langua g e, such as Python. These lib r aries p r o vide r ead y - t o - use primiti v es, utilities, and sometimes full al g orithms th a t simplify bui l ding qua n tum w orkf l o w s. P r o viding r eusab l e bui l ding b l ocks and standa r diz ed i n t er f a c es s a v es use r s f r om h a ving t o bui l d e v erything f r om sc r a t ch. Whi l e lib r aries offer c o n v enien c e and c onsis t enc y , th e y can also i ntr odu c e limit a tions: th e y m a y r estrict use r s t o c ertain p r og r amming models, ha r d w a r e bac k ends, or al g orithmic app r oaches. This ma k es them easi l y a c c essib l e and w ell sui t ed f or add r essing the tasks f or which th e y w e r e designed, but means th e y a r e l ess f l e xib l e than cus t om c ode. L ogical qubit — A l ogical qubit is a qubit f ormed f r om a g r oup o f p h y sical qubits th a t s t o r e an en c oding o f the i n f orm a tion t o p r o t ect it against er r o r s and enab l e l on g e r , mo r e r eliab l e c omput a tion. U nli k e a p h y sical qubit, which r e f e r s t o the actual ha r d w a r e, a l ogical qubit is a highe r - l e v el abst r action used in f au l t - t o l e r a n t qua n tum c omputing. I n classical c ompu t e r s, r epetition c odes r epe a t i n f orm a tion mu l tip l e times t o de t ect and c or r ect er r o r s. Because qua n tum i n f orm a tion canno t be duplica t ed, a l ogical qubit distribu t es the i n f orm a tion o f a sing l e qubit ac r oss mu l tip l e p h y sical qubits, al l o wing er r o r s in individual qubits t o be de t ec t ed and c or r ec t ed without h a ving t o measu r e and disturb the original qubi t ’ s qua n tum st a t e. M easu r eme n t — I n qua n tum c omputing, all c omput a tions end with measu r eme n t, the p r o c ess o f e xt r acting classical i n f orm a tion f r om qubits. U nli k e classical bits, which a r e a l w a y s 0 or 1, qubits can e xist in a superposition — a st a t e whe r e th e y simu l taneous l y ho l d p r obabilities o f being b o th 0 and 1. M easu r eme n t c ollapses this superposition, f o r cing the qubit i n t o a d e fini t e st a t e o f either 0 or 1. M easuring one qubit in a s y s t em o f mu l tip l e qubits affects the e n ti r e qua n tum s y s t em. M easu r eme n t is critical because it r eturns outputs as usab l e classical i n f orm a tion, which is esse n tial f or so l ving p r ob l ems. H o w e v e r , the act o f measuring can also disturb qubits and i ntr odu c e er r o r s, making it an inhe r e n t l y imper f ect p r o c ess. Because measu r eme n t ou t c omes a r e p r obabilistic, e xperimen ts must o f t en be r epe a t ed ma n y times t o bui l d up r eliab l e st a tistics. M easu r eme n t is also ir r e v e r sib l e: on c e a qubit is measu r ed, its prior superposition is l ost.

H o r i z o n Q ua nt u m 4 0 G l o s s a r y ( C o n t i n u e d ) M ode l - based s y n thesis — I n qua n tum c omputing, mode l - based s y n thesis is a w a y t o g ene r a t e ci r cuits f r om a high - l e v el descri p tion o f an al g orithm and e xplicit design c onst r ai n ts. I ns t ead o f assembling fi x ed g a t e t empl a t es, a d e v e l oper specifies the al g orith m ’ s i n t e n t ( such as arithmetic or o r ac l e beh a vio r ) a l ongside r esou r c e or ha r d w a r e ta r g ets li k e qubit c ou n t, de p th limits, g a t e set, and bac k end. A s y n thesis engine then c ompi l es this model i n t o a g a t e - l e v el ci r cuit th a t s a tisfies the st a t ed c onst r ai n ts, p o t e n tial l y p r oducing diffe r e n t ci r cuit structu r es f r om the same model as the c onst r ai n ts chan g e. N oise — I n qua n tum c omputing, noise r e f e r s t o u n w a n t ed disturbanc es th a t affect qubits and the ope r a tions per f ormed on them. I t can arise f r om ma n y sou r c es, inc l uding e n vi r onme n tal f ac t o r s such as t empe r a tu r e f l uctu a tions or e l ect r omagnetic i n t er f e r en c e, imper f ections in the c o n trol s y s t ems used t o ope r a t e qua n tum g a t es, and uni nt ended i n t e r actions bet w een qubits. Because the qua n tum i n f orm a tion s t o r ed in qubits is f r agi l e, noise can disru p t their st a t e and c orru p t the i n f orm a tion. As noise bui l ds u p , the li k elihood o f an al g orithm p r oducing the c or r ect r esu l t dec r eases — and if the noise is t oo high, the qua n tum c ompu t er be c omes unusab l e. N eut r al a t oms — N eut r al a t oms a r e a t oms with no net e l ectric cha r g e, meaning th e y h a v e an equal number o f p r o t ons and e l ect r ons. I n qua n tum c omputing, scie n tists e xp l oit the i n t ernal ene r gy l e v els o f neut r al a t oms t o use them as qubits. Th e y t r ap individual a t oms in a v acuum chamber and c ool them with lase r s t o near abso l u t e z e r o ( - 273 . 15 ƒ C or 0 K e l vi n ) , r educing their m o tion. Other lase r s, kn o wn as o p tical t w ee z e r s, p r ecise l y ar r ang e the a t oms i n t o specific c o n figu r a tions and can r epla c e mispla c ed or missing a t oms. O p tical t w ee z e r s also al l o w scie n tists t o m o v e neut r a l - a t om qubits during c omput a tion without disturbing their qua n tum st a t es. T o carry out c omput a tion, lase r s manipul at e the a t om s ’ ene r gy l e v els in c o n tr ol l ed w a y s th a t c r e a t e i n t e r actions bet w een neighboring a t oms. Scie n tists then use imaging t echniques t o measu r e the neut r a l - a t om qubits. N eut r al a t oms offer ad v a n ta g es such as scalability t o la r g e numbe r s o f qubits, the ability t o ho l d their qua n tum st a t e f or r el a ti v e l y l ong periods, f l e xib l e qubit i n t e r actions, and high g a t e fidelit y . H o w e v e r , neut r al a t oms pose t echnical l y demanding chal l en g es such as r equiring high l y p r ecise laser c ooling, t r apping, and manipul a tion.

H o r i z o n Q ua nt u m 4 1 G l o s s a r y ( C o n t i n u e d ) P h y sical qubit — A p h y sical qubit is the ha r d w a r e - based imp l eme n t a tion o f a qubit in a qua n tum c ompu t e r . P h y sical qubits can be r eali z ed in ma n y diffe r e n t f orms, depending on the ha r d w a r e modalit y , such as t r apped ions, neut r al a t oms, or ph o t ons. Th e y a r e the r aw qubits bui l t di r ect l y f r om p h y sical s y s t ems in m a t erials in c o n t r ast t o l ogical qubits, which a r e er r o r - c or r ec t ed, c on c e p tual units bui l t f r om ma n y p h y sical qubits w orking t o g ethe r . Their st a t es a r e manipul at ed using laser pulses, mic r o w a v e pulses, or o ther c o n trol signals. Because p h y sical qubits a r e high l y sus c e p tib l e t o e n vi r onme n tal noise and p r one t o er r o r s, th e y a r e t oo f r agi l e t o per f orm l ong or c omp l e x c omput a tions on their o wn, which has r esu l t ed in significa n t r esea r ch i n t o qua n tum er r or c or r ection as w ell as the d e v e l opme n t o f l ogical qubits. Pulse c o n t r ol — I n qua n tum c omputing, pulse c o n trol r e f e r s t o the use o f p r ecise l y shaped e l ect r omagnetic signals — cal l ed pulses — t o manipul at e qubits. These pulses, o f t en in the mic r o w a v e or laser r ang e depending on the qubit t echno l og y , a r e ca r e ful l y timed and tuned t o imp l eme n t qua n tum g a t es b y changing the st a t e o f the qubits. Pulse c o n trol gi v es r esea r che r s fine - g r ained a c c ess t o the ha r d w a r e, al l o wing them t o o p timi z e per f orman c e, c or r ect f or imper f ections, and e xp l o r e new g a t e designs b e y ond the standa r d high - l e v el p r og r amming abst r actions. Pulse - l e v el p r og r amming — I n qua n tum c omputing, pulse - l e v el p r og r amming is the p r acti c e o f c o n tr olling qubits b y di r ect l y specifying the pulses th a t dri v e their ope r a tions. U nli k e g a t e - l e v el p r og r amming, whe r e p r og r amme r s w ork with abst r act qua n tum g a t es, pulse - l e v el p r og r amming e xposes the ha r d w a r e c o n tr ols themse l v es. This app r oach al l o w s r esea r che r s t o fine - tune qubit beh a vio r , o p timi z e g a t e per f orman c e, and e xperiment with cus t omi z ed c o n trol schemes, but it also r equi r es detai l ed kn o w l edg e o f the under lying ha r d w a r e. Pulse sequen c es — I n qua n tum c omputing, a pulse sequen c e is an o r de r ed set o f c o n trol pulses used t o manipul at e qubits and carry out qua n tum ope r a tions. I ns t ead o f describing c omput a tion on l y in t erms o f abst r act qua n tum g a t es, a pulse sequen c e specifies the timing, f r equenc y , and shape o f the pulses th a t di r ect l y dri v e the ha r d w a r e. This p r og r ammab l e app r oach gi v es d e v e l ope rs and r esea r che r s fine - g r ained c o n trol o v er the p h y sical beh a viour o f qubits and o ther qua n tum s y s t ems, making it possib l e t o design cus t om g a t es, c ompens a t e f or ha r d w a r e imper f ections, and o p timise per f orman c e f or specific al g orithms.

H o r i z o n Q ua nt u m 4 2 G l o s s a r y ( C o n t i n u e d ) Qua n tum adv a n ta g e — I n qua n tum c omputing, qua n tum ad v a n ta g e r e f e r s b r oad l y t o the poi nt a t which a qua n tum c ompu t er can so l v e a p r ob l em mo r e efficie n t l y than the best kn o wn classical methods running on the best classical ha r d w a r e. H o w e v e r , the t erm has no uni v e r sal d e finition, and it is n o t a l w a y s used c onsis t e n t l y . M ost o f t en, qua n tum ad v a n ta g e r e f e r s t o the e xperimen tal demonst r a tion o f a qua n tum al g orithm so l ving a r ea l - w or l d p r ob l em f as t er than a n y classical al g orithm c ou l d. I n this sense, it c o n t r asts with qua n tum sup r emac y , which is usual l y d e fined as a qua n tum c ompu t er so l ving a n y p r ob l em — e v en a c o n tri v ed one with no p r actical v a l ue — th a t no classical c ompu t er can so l v e in r easonab l e time. I n o ther w o r ds, sup r emacy is about demonst r a ting ha r dness o f simul a tion, whi l e ad v a n ta g e is about so l ving us e ful p r ob l ems. U nli k e sup r emac y , which can be achie v ed without er r or c or r ection, demonst r a tions o f qua n tum ad v a n ta g e a r e g ene r al l y e xpec t ed t o r e l y on qua n tum er r or c or r ection t o ensu r e the r esu l ts a r e r eliab l e and c omme r cial l y meaningful I n some c o n t e xts, the t erm c o v e r s theo r etical speedups n o t y et demonst r a t ed in p r acti c e. I n o the r s, it also c o v e r s ben e fits b e y ond speed a l one, such as enhan c ed p r ecision or mo r e efficie n t c omp r ession o f classical d a ta. F or industry and business, the most r e l e v a n t sense o f qua n tum ad v a n ta g e is p r agm a tic: when a qua n tum c ompu t er so l v es a p r ob l em in significa n t l y l ess time, ene r g y , or mon e y than classical methods, or enab l es so l utions th a t w ou l d o therwise be out o f r each. Qua n tum al g orithm — A qua n tum al g orithm is a set o f s t ep - b y - s t ep instructions designed t o run on a qua n tum c ompu t e r . U sing qua n tum effects such as superposition and e n tang l eme n t, th e y can per f orm c ertain c omput a tions mo r e efficie n t l y than c o n v e n tional c ompu t e r s, and in some cases so l v e p r ob l ems th a t a r e o therwise i nt r actab l e. Qua n tum al g orithms a r e e xp r essed as a c ombin a tion o f qua n tum g a t es, c o n trol f l o w and classical c omput a tion. Designing them r equi r es specializ ed kn o w l edg e o f b o th qua n tum mechanics and c ompu t er scien c e, and imp l eme n ting them on cur r e n t qua n tum ha r d w a r e is chal l enging due t o the p r esen c e o f er r o r s and the number o f qubits r equi r ed, which has l ed t o r esea r ch i n t o er r or c or r ection, f au l t t o l e r an c e, and ha r d w a r e o p timiza tion. Qua n tum al g orithms a r e c e n t r al t o the p r omise o f qua n tum c omputing, with p o t e n tial applications in a r eas such as cry p t og r ap h y , l ogistics, finan c e, and medicine. W el l - kn own e x amp l es inc l ude S hor ’ s al g orithm, which can f ac t or la r g e numbe r s efficie n t l y , and G r o v er ’ s al g orithm, which a c c e l e r a t es sea r ch.

H o r i z o n Q ua nt u m 4 3 G l o s s a r y ( C o n t i n u e d ) Qubit ( qua n tum bi t ) — A qubit is the basic unit o f i n f orm a tion in qua n tum c omputing, ana l o g ous t o the bit in classical c omputing. Whi l e a classical bit can on l y ta k e the v a l ue 0 or 1, a qubit can e xist in a superposition, meaning it has some chan c e o f being measu r ed as either 0 or 1. B e f o r e measu r eme n t, these p r obabilities a r e ca p tu r ed in a m a them a tical descri p tion cal l ed a w a v e function. When measu r ed, the w a v e function c ollapses and the qubit ta k es on a d e fini t e v a l ue o f 0 or 1, p r oducing classical i n f orm a tion th a t can be used in c omput a tion. Qubits a r e typical ly r eali z ed using p h y sical s y s t ems th a t e xhibit qua n tum beh a vio r , such as ph o t ons, e l ect r ons, t r apped ions, or supe r c onducting ci r cuits. The spa c e needed t o describe the st a t e o f qubits g r o w s e xpone n tial l y as th e y a r e c onnec t ed t o g ethe r . Qua n tum mechanics — Qua n tum mechanics is a fundame n tal b r anch o f p h y sics th a t describes the beh a vior o f m a t t er and ene r gy a t the a t omic and sub a t omic sca l e. I t e xplains h o w partic l es can e xist in mu l tip l e st a t es a t on c e ( superpositio n ) , displ a y b o th w a v e - li k e and partic l e - li k e p r operties, and sha r e st r on g er c or r el a tions than e xist in classical p h y sics ( e n tang l eme n t ) . These ru l es differ sharp l y f r om the la w s o f classical p h y sics and o f t en f eel c ou n t eri n tuiti v e c ompa r ed with e v er y d a y e xperien c e, which ma k es them chal l enging t o g r as p , but it is b y e xp l oiting these unique l y qua n tum effects th a t qua n tum c omputing be c omes possib l e. Qua n tum p r o c essing unit ( QP U ) — A qua n tum p r o c essing unit ( QP U ) is a c ommon industry t erm f or the c o r e o f a qua n tum c ompu t er: a s y s t em made up o f p h y sical qubits and the appa r atus used t o c o n trol them, such as lase r s, mic r o w a v e g ene r a t o r s, and o ther supporting e l ect r onics. A QPU is whe r e the qubits r eside and whe r e c omput a tion ta k es pla c e. I t is o f t en described as the “b r ai n ” o f a qua n tum c ompu t e r . Li k e the c e n t r al p r o c essing unit ( CP U ) in a classical c ompu t e r , a QPU r equi r es significa n t supporting i n f r astructu r e — and the n a tu r e o f th a t i n f r astructu r e can v ary wide l y depending on the under lying ha r d w a r e design. U nli k e CP U s, QP U s a r e n o t standa r diz ed in design. D iffe r e n t ha r d w a r e modalities each bring their o wn st r engths, w eaknesses, and engineering chal l en g es. QPU per f orman c e also lacks a sing l e standa r diz ed metric. The fi r st poi nt o f c omparison is usual l y the number o f qubits, but true capability is also shaped b y o ther f ac t o r s, inc l uding h o w r eliab l y qubits mai n tain their qua n tum st a t e o v er time, their c onnectivit y , g a t e speeds, and er r or r a t es.

H o r i z o n Q ua nt u m 4 4 G l o s s a r y ( C o n t i n u e d ) R u n time e n vi r onme n t — A ru n time e n vi r onme n t is the support s y s t em a p r og r am needs whi l e it is running. I t p r o vides the behind - the - s c enes servic es th a t al l o w c ode t o e x ecu t e smo o th l y , such as managing memor y , handling input and output, and giving the p r og r am a c c ess t o ha r d w a r e r esou r c es li k e s t o r a g e, net w orks, or displ a y s. The ru n time e n vi r onme n t does n o t t r ansl a t e high - l e v el c ode i n t o machine c ode — th a t ’ s the r o l e o f a c ompi l e r , but it p r o vides the setting ne c essary f or th a t p r og r am t o run on c e it has been t r ansl a t ed. I t supplies c ommon functionalit y , such as garba g e c ol l ection, s y s t em lib r aries, and er r or handling, so th a t p r og r ams do n ’ t need t o r e - imp l eme n t those tasks themse l v es. I n qua n tum c omputing, a qua n tum ru n time e n vi r onme n t pl a y s a similar r o l e b y p r o viding the i n f r astructu r e needed t o l et qua n tum p r og r ams run ac r oss diffe r e n t ha r d w a r e bac k ends. I t o f t en hand l es tasks such as scheduling, er r or mitig a tion, and i n t eg r a tion with classical c omputing r esou r c es. S uperposition — I n qua n tum mechanics, all qua n tum s y s t ems can be described as a c ombin a tion o f possib l e st a t es, kn o wn as basis st a t es. F or a qubit, the basis st a t es a r e z e r o and one. U nli k e a classical bit, which can on l y e xist as z e r o or one a t a time, a qubit can e xist in a superposition — a b l end, or linear c ombin a tion, o f b o th st a t es a t on c e. I n o ther w o r ds, the qubit is described b y c ertain w eig h ts a ttached t o z e r o and t o one, which de t ermine h o w li k e l y the c omput a tion is t o r esu l t in each ou t c ome. When qubits a r e measu r ed, th e y l ose their superposition and c ollapse i n t o either z e r o or one. Because measuring a qubit on l y gi v es one ou t c ome a t a time, qua n tum al g orithms must be run ma n y times t o bui l d up the full p r obability distribution if th a t is needed. S uperposition is a c e n t r al f e a tu r e o f qua n tum c omputing and a major sou r c e o f its p o t e n tial f or so l ving c omp l e x p r ob l ems mo r e efficie n t l y than classical ones. I t al l o w s a qua n tum c ompu t er t o p r o c ess ma n y possibilities a t on c e, c r e a ting a kind o f bui l t - in pa r al l elism th a t can yie l d e xpone n tial speedups f or c ertain types o f tasks. H o w e v e r , such i n f orm a tion can on l y be a c c essed indi r ect l y , th r ough qua n tum i n t er f e r en c e, making the task o f designing qua n tum al g orithms particular l y trick y . M ai n taining superposition is difficu l t: i n t e r action with the sur r ounding e n vi r onme n t can quick ly dest r o y it, l e a ving the qubit in a simp l e classical st a t e. This f r agility ma k es er r or c or r ection an esse n tial s t ep t o w a r d bui l ding p r actical qua n tum c ompu t e r s.

H o r i z o n Q ua nt u m 4 5 G l o s s a r y ( C o n t i n u e d ) S upe r c onducting qubits — A supe r c onducting qubit is imp l eme n t ed on specializ ed chip , typical ly made o f sili c on or sapphi r e, using mic r o f abric a tion t echniques similar t o those used in classical p r o c esso r s. S upe r c onducting qubits a r e ti n y e l ectrical ci r cuits made f r om supe r c onducting m a t erials, which e xhibit z e r o e l ectrical r esistan c e when c oo l ed t o milli k e l vin t empe r a tu r es. This is d r astical l y diffe r e n t f r om normal c onduc t o r s, whe r e e l ect r ons f l o w , c ollide with a t oms and d e f ects, and l ose ene r g y , c r e a ting e l ectrical r esistan c e These ti n y ci r cuits typical ly inc l ude c ompone n ts cal l ed J osephson junctions, which a r e made b y placing a v ery thin l a y er o f insul a ting m a t erial bet w een t w o supe r c onducting m a t erials. When e l ect r ons tunnel ac r oss this barrier a t l o w t empe r a tu r es, the ci r cuit ta k es on disc r e t e ene r gy l e v els, meaning it can on l y o c cu p y c ertain fi x ed - ene r gy st a t es, n o t a c o n tinuous r ang e. With ca r e ful ci r cuit design, the t w o l o w est o f these st a t es can be isol a t ed and used t o en c ode a qubi t ’ s 0 and 1 st a t es. Because th e y beh a v e li k e a t oms, supe r c onducting qubits a r e o f t en cal l ed artificial a t oms. S upe r c onducting qubits a r e among the most wide l y d e v e l oped ha r d w a r e modalities because th e y can be manu f actu r ed using e xisting chip - making methods and e x ecu t e ope r a tions quick l y . H o w e v e r , th e y a r e difficu l t t o sca l e due t o the short li f etimes o f their qua n tum st a t es, the need f or c ooling t o near abso l u t e z e r o , and their sensitivity t o f abric a tion er r o r s. These er r o r s, i ntr odu c ed during manu f acturing, can affect the e l ectrical ci r cuits f orming qubits, r educing their per f orman c e or r eliabilit y . T r apped ions — I n qua n tum c omputing, scie n tists use cha r g ed a t omic partic l es ( ion s ) as qubits b y “ t r apping” them in a v acuum with an ion t r a p , which c r e a t es e l ect r omagnetic fie l ds th a t c o n fine the ions. Each ion ser v es as a qubit, with diffe r e n t e l ect r onic st a t es c or r esponding t o the 0 and 1 st a t es. U sing lase r s, scie n tists c ool the ions t o near abso l u t e z e r o t o minimi z e their m o tion and p r ecise l y c o n trol their beh a vio r . With lase r s or mic r o w a v e pulses, th e y manipul at e the ion s ’ i n t ernal st a t es and i n t e r actions t o per f orm qua n tum ope r a tions. T r apped - ion s y s t ems h a v e pl a y ed a major r o l e in demonst r a ting fundame n tal qua n tum al g orithms and ad v ancing qua n tum c omputing f r om theory t o e xperimen t. Th e y offer ad v a n ta g es such as l ong qubit li f etimes ( the ability t o ho l d their qua n tum st a t e f or e x t ended period s ) and high - fidelity ope r a tions. H o w e v e r , scaling t o la r g e numbe r s o f ions and i n t eg r a ting the supporting t echno l ogy i n t o c ompact, p r actical s y s t ems r emain chal l enging.

H o r i z o n Q ua nt u m 4 6 G l o s s a r y ( C o n t i n u e d ) T urin g - c omp l e t e langua g e — A T urin g - c omp l e t e langua g e is a p r og r amming langua g e th a t can be used t o e xp r ess a n y c omput a tion th a t a n y c ompu t er can per f orm, gi v en enough time and memor y . T o be T uring c omp l e t e, a langua g e must support ( or al l o w the c onstruction o f) basic f e a tu r es such as c onditional b r anching ( e.g. i f / else st a t eme n t s ) , l oops, and r ecu r sion. M ost g ene r a l - purpose p r og r amming langua g es, inc l uding Python, J a v a, and C, a r e T urin g - c omp l e t e. Langua g es and f r ame w orks th a t on l y al l o w the e xp r ession o f st a tic ci r cuits a r e n o t T urin g - c omp l e t e.

Appendix B: W h y Qua n tum Computing?

H o r i z o n Q ua nt u m 4 8 Classical c omputing is app r oaching the limits o f M oo r e ’ s Law The imp r o v eme n t in classical mic r ochips has f ol l o w ed M oo r e ’ s Law f or decades   as the number o f t ransis t o r s on a chip doubling about e v ery 2 y ea r s, r esu l ting in e xpone n tial g r o wth . A l though the number o f t r ansis t o r s is still inc r easing, classical c omputing f a c es inc r easing p h y sical and t echno l ogical chal l eng es. The g r o wth o f some o ther per f orman c e metrics has al r eady s l o w ed or s t opped. Sou r c e: M odified f r om “50 Y ea rs o f M ic r op r o c essor T r end D a t a ” , K. R up p ,   h ttps: / / githu b . c om/ k arlrup p / mic r op r o c esso r - tr end - d a ta 1 0 0 10 1 1 0 1 1 0 2 1 0 3 1 0 4 1 0 5 1 0 6 1 0 7 1 0 8 1980 1970 1990 2000 2010 2020 Sing l e Th r ead P er f orman c e   ( S pecINT 1000 s ) F r equenc y   ( MH z ) T r ansis t or  ( 1000 s ) F r equency w all

2x e v ery 5 y ea r s 2x e v ery 8 - 9 mo n ths Sou r c e: N e v e n ’ s Law ana l y sis diag r am p r epa r ed b y H ori z on Qua n tum mana g eme n t f or il l ust r a ti v e purposes. Goog l e ’ s S y camo r e P r o c essor 10 0 1995 2000 2005 2010 2015 2020 2025 2030 10 1 10 2 10 3 10 4 10 5 10 6 10 0 10 3 10 30 10 300 10 3000 10 30000 10 300000 Simul a tion Th r esho l d ( assuming v ery l o w nois e ) A cademia Goog l e IBM Ri g etti A t om Q u E r a P s i Qua n tum R oadmap Qua n tum chang es the game, i t ’ s time f or N e v e n ’ s Law Whe r e M oo r e ’ s Law p r edicts e xpone n tial g r o wth in the capacity o f c o n v e n tional c ompu t e r s, N e v e n ’ s Law sugg ests doub l e - e xpone n tial g r o wth f or qua n tum c ompu t e r s due t o a c ombin a tion o f e xpone n tial qubit g r o wth o v er time and the inc r eased in the difficu l ty o f simul a ting qua n tum s y s t ems f or each inc r eme n tal qubit. H o r i z o n Q ua nt u m 4 9

H is t ory m a y be r h yming P r og r ess in qua n tum applica tions appea r s t o be mir r oring the his t ory o f ear l y classical c ompu t e r s Classical Qua n tum 1 9 9 6 G r o v er ’ s sea r ch al g orithm 2 0 1 7 Semi - d e fini t e   p r og r amming al g orithm 2 00 1 Qua n tum fin g erpri n ting 1 9 4 0 Cry p tana l y sis   o f E nigma 1 99 5 Phase estim a tion al g orithm 2 00 9 HHL linear s y s t ems al g orithm 2 00 0 o p timisa tion 1 9 9 4 S hor ’ s f ac t oris a tion al g orithm Qua n tum simul ation al g orithm 2 0 1 4 Q A O A Qua n tum S VM and PCA al g orithms 1 99 8 Qua n tum  annealing 2 00 3 Qua n tum sorting 2 0 0 7 T riang l e finding 1 9 4 3 M cCul l och - Pitts artificial neu r on 1 9 4 7 Simp l e x al g orithm 1 9 4 2 F ast F ourier T r ans f orm 1 9 5 3 Simul a t ed annealing 1 9 4 0 1 9 4 5 1 9 5 0 1 9 5 5 1 9 6 0 1 99 5 2 0 0 0 2 00 5 2 0 1 0 2 0 1 5 1 9 5 2 H u ff man c oding 1 9 5 9 Q R F ac t oris a tion D i jk st r a ’ s al g orithm Al g orithm type: Cry p tana l y sis Simul a tion F ourier methods G r aph al g orithms Sort & sea r ch O p timisa tion Comp r ession M a trix M ethods M achine l earning 1 9 4 6 M o n t e Car l o simul ation 1 9 4 5 M e r g e sort H o r i z o n Q ua nt u m 5 0 Sou r c e: Timeline p r epa r ed b y H ori z on Qua n tum mana g eme n t f or il l ust r a ti v e purposes.

Appendix C: Risk F ac t o r s

H o r i z o n Q ua nt u m 5 2 C e r t a i n R i s k s R e l a t e d t o t h e C o m p an y an d i t s A n t i c i p a t e d B us i n e s s C o m b i n a t i o n All r e f e r en c es t o the “ Compa n y , ” “ H oriz on , ” “w e , ” “ u s ” or “ our” be l o w r e f er t o the business o f H oriz on Qua n tum Computing P t e. L t d. All r e f e r en c es t o “ H o l d c o ” in be l o w r e f er t o H oriz o n ’ s business f ol l o wing its a n ticip a t ed business c ombin a tion with d MY Squa r ed T echno l ogy G r ou p , I nc. ( “ d MY” ) . The risks p r ese n t ed be l o w a r e c ertain o f the g ene r al risks r el a t ed t o the Compa n y ’ s business, industry and o wne r ship structu r e and a r e n o t e xhausti v e. The list be l o w is qualified in its e n ti r ety b y disc l osu r es c o n tained in the futu r e filings b y the Compa n y , or b y thi r d parties ( inc l uding d MY) with r espect t o the Compa n y or H o l d c o , with the U ni t ed S t a t ed Securities and E x chan g e Commission (“S E C” ) . these risks speak on l y as o f the d a t e o f this p r ese n t a tion and w e ma k e no c ommitme n t t o upd a t e such disc l osu r e. The risks highlig h t ed in futu r e filings with the S E C m a y differ significa n t l y f r om and will be mo r e e x t ensi v e than those p r ese n t ed be l o w . W e will r equi r e a significa n t amou n t o f cash as w e i n v est in on g oing r esea r ch and d e v e l opme n t and business ope r a tions. A dditional l y , w e m a y need additional capital sooner than a n ticip a t ed t o pu r sue our business objecti v es. W e a r e in our v ery ear l y sta g es and h a v e a limi t ed ope r a ting his t or y , which ma k es it difficu l t t o f o r ecast the futu r e r esu l ts o f our ope r a tions. I t is also possib l e qua n tum c omputing mig h t n e v er be c ome c omme r cial l y viab l e or emb r a c ed. W e h a v e a his t ory o f ope r a ting l osses and e xpects t o incur significa n t e xpenses and c o n tinuing l osses f or the f o r eseeab l e futu r e. I f w e canno t e x ecu t e on our st r a t eg y , inc l uding due t o changing cus t ome r s, t echno l ogies and c ompeti t o r s our r esu l ts o f ope r a tions c ou l d be harmed. Our estim a t es o f mar k et opportunity and f o r ecasts o f mar k et g r o wth m a y p r o v e t o be ina c cu r a t e. E v en if the mar k et in which w e c ompe t e achie v es its a n ticip a t ed g r o wth l e v els, our business c ou l d f ail t o g r o w a t similar r a t es, if a t all. W e depend on ad v an c es in t echno l ogy b y o ther c ompanies and academic institutions, if those ad v an c es do n o t m a t eriali z e, some o f our p r oducts m a y n o t be su c c essful l y c omme r cializ ed. I f w e f ail t o effecti v e l y mana g e our g r o wth, our business and r esu l ts o f ope r a tions c ou l d be harmed.

H o r i z o n Q ua nt u m 5 3 C e r t a i n R i s k s R e l a t e d t o t h e C o m p an y an d i t s A n t i c i p a t e d B us i n e s s C o m b i n a t i o n ( C o n t i n u e d ) I f w e f ail t o a tt r act cus t ome r s, inc l uding g o v ernme n t e n tities and la r g e e n t erprises, and r etain and inc r ease the spending o f such cus t ome rs o v er time, our r e v enue, business, r esu l ts o f ope r a tions, financial c ondition and g r o wth p r ospects w ou l d be harmed. I f w e canno t mai n tain and enhan c e our b r and or adequ a t e l y c omme r cializ e our t ools, our business, r esu l ts o f ope r a tions and financial c ondition c ou l d be harmed. W e r e l y on thi r d - party qua n tum ha r d w a r e p r o vide r s t o deli v er the c ompu t e ne c essary f or our s o ft w a r e t o function. The pa c e o f ha r d w a r e d e v e l opme n t, inc l uding f ac t o r s li k e qubit c ou n ts, er r or r a t es and a v ailabilit y , is outside o f our c o n tr ol. W e i n v est significa n t l y in r esea r ch and d e v e l opme n t, and t o the e x t e n t our r esea r ch and d e v e l opme n t i n v estmen ts do n o t t r ansl a t e i n t o new capabilities or m a t erial enhan c eme n ts t o T rip l e Alpha, or a n y new pl a tf orm w e m a y c r e a t e, or if w e do n o t use those i n v estmen ts efficie n t l y , our business and r esu l ts o f ope r a tions w ou l d be harmed. I f w e canno t mai n tain and enhan c e our b r and or adequ a t e l y c omme r cializ e our t ools, our business, r esu l ts o f ope r a tions and financial c ondition c ou l d be harmed. Our business and g r o wth a r e depende n t on the su c c ess o f our st r a t egic r el a tionships with thi r d parties. W e r e l y on thi r d - party qua n tum ha r d w a r e p r o vide r s t o deli v er the c ompu t e ne c essary f or our s o ft w a r e t o function. The pa c e o f ha r d w a r e d e v e l opme n t, inc l uding f ac t o r s li k e qubit c ou n ts, er r or r a t es and a v ailabilit y , is outside o f our c o n tr ol. W e r e l y on a limi t ed number o f supplie r s f or the design and manu f acturing o f the qua n tum c omputing equipme n t th a t w e use t o p r o vide our servic es. S upp l y chain disru p tions or o ther r estrictions on our a c c ess t o our supplie r s c ou l d dela y our ability t o dep lo y such equipme n t and c ou l d h a v e a m a t erial ad v e r se effect on our business, financial position and r esu l ts o f ope r a tions. I f w e a r e unab l e t o install and mai n tain a functional qua n tum c ompu t e r , w e m a y incur substa n tial c osts and dama g e t o our r eput a tion.

H o r i z o n Q ua nt u m 5 4 C e r t a i n R i s k s R e l a t e d t o t h e C o m p an y an d i t s A n t i c i p a t e d B us i n e s s C o m b i n a t i o n ( C o n t i n u e d ) The qua n tum c omputing industry is in its ear l y sta g es and v ol a ti l e, and if it does n o t d e v e l o p , if it d e v e l ops s l o w er than w e e xpect, if it d e v e l ops in a manner th a t does n o t r equi r e use o f our qua n tum c omputing so l utions, or if it en c ou n t e r s neg a ti v e publicity or if our so l ution does n o t dri v e c omme r cial engag eme n t, the g r o wth o f our business will be harmed. I f qua n tum ha r d w a r e p r o vide r s p r e f er t o offer their o wn p r oprietary s o ft w a r e stacks, our ability t o c omme r cializ e our p r oducts will be limi t ed. W e a r e high l y depende n t on our ability t o a tt r act and r etain senior e x ecuti v e l eade r ship and k e y emp lo y ees, such as qua n tum p h y sicists, s o ft w a r e enginee r s and o ther k e y t echnical emp lo y ees, who a r e critical t o our su c c ess. The l oss o f J oseph Fitzsimons or Si - H ui T an c ou l d harm our business. W e m a y be ad v e r se l y affec t ed b y u n f a v o r ab l e e c onomic and mar k et c onditions, and g eopolitical v ol a tilit y . W e a r e depende n t on c l oud p r o vide r s. R eal or pe r c ei v ed er r o r s, f ai l u r es or bugs in our p r oducts and servic es c ou l d m a t erial l y and ad v e r se l y affect our ope r a ting r esu l ts, financial c ondition and g r o wth p r ospects. W e a r e r equi r ed t o c omp l y with strin g e n t, c omp l e x and e v o l ving la w s, ru l es, r egul a tions and standa r ds in ma n y jurisdictions, as w ell as c o n t r actual obliga tions, r el a ting t o d a ta pri v acy and securit y . W e m a y be c ome subject t o p r oduct liability claims, which c ou l d harm our financial c ondition and liquidity if w e a r e n o t ab l e t o su c c essful l y d e f end or insu r e against such claims. W e m a y be unab l e t o o b tain, mai n tain and p r o t ect our i n t el l ectual p r operty rig h ts and p r oprietary i n f orm a tion such as if the sc ope o f p a t e n t p r o t ection o b tained is n o t sufficie n t l y b r oad.

C e r t a i n R i s k s R e l a t e d t o t h e C o m p an y an d i t s A n t i c i p a t e d B us i n e s s C o m b i n a t i o n ( C o n t i n u e d ) W e m a y f a c e p a t e n t i n frin g eme n t and o ther i n t el l ectual p r operty claims th a t c ou l d be c ost l y t o d e f end, r esu l t in injunctions and significa n t dama g e a w a r ds or o ther c osts. Singapo r e ta k e - o v er la w s c o n tain p r o visions which m a y v ary f r om those in o ther jurisdictions. H o l d c o ’ s on l y significa n t asset will be its o wne r ship o f H oriz on. H o l d c o will incur higher c osts as a r esu l t o f inc r eased scruti n y associ a t ed with being a public c ompa n y , and H o l d c o ’ s mana g eme n t will be r equi r ed t o d e v o t e substa n tial time t o public c ompa n y r esponsibilities. H o l d c o ’ s mana g eme n t t eam has limi t ed e xperien c e managing and ope r a ting a U .S. public c ompa n y . An acti v e, liquid t r ading mar k et f or H o l d c o ’ s securities m a y n o t d e v e l o p . I n v es t o r s m a y f a c e difficu l ties e n f o r cing f o r eign c ourt judgme n ts against H o l d c o . H o l d c o will be an eme r ging g r o wth c ompa n y , a f o r eign pri v a t e issuer and a c o n tr ol l ed c ompa n y . H o l d c o ’ s dual class sha r e structu r e with diffe r e n t v o ting rig h ts will limit i n v es t o r s ’ ability t o i n f l uen c e c orpo r a t e m a t t e r s and c ou l d disc ou r a g e o the r s f r om pu r suing chan g e o f c o n trol t r ansactions. The r e can be no assu r an c e th a t H o l d c o ’ s o r dinary sha r es will be app r o v ed f or listing on N asdaq or th a t H o l d c o will be ab l e t o c omp l y with the c o n tinued listing ru l es o f Nasdaq. The p r o c ess o f taking a c ompa n y public b y means o f a business c ombin a tion with a special purpose a c quisition c ompa n y is diffe r e n t f r om taking a c ompa n y public th r ough an initial public offering and m a y c r e a t e risks f or H o l d c o ’ s unaffili a t ed i n v es t o r s. H o l d c o m a y issue additional sha r es in the futu r e r esu l ting in di l ution t o o ther sha r eho l de r s, and H o l d c o , d MY and H oriz on m a y r e l ease portions o f H o l d c o o r dinary sha r es issued t o H oriz on sha r eho l de r s f r om l oc k - up ag r eeme n ts. H o r i z o n Q ua nt u m 5 5

Risks R el a t ed t o d MY and the B usiness Combin a tion d MY ’ s securities w e r e delis t ed f r om t r ading on the N Y SE American e x chan g e and a r e t r aded on the O T C M ar k ets, which c ou l d limit i n v es t o r s ’ ability t o ma k e t r ansactions in d MY ’ s securities and subject d MY t o additional t r ading r estrictions. N either d MY ’ s boa r d o f di r ec t o r s nor a n y c ommit t ee the r e o f o b tained a thi r d - party v a l u a tion or f airness opinion ( or a n y similar r eport or app r aisa l ) in de t ermining whether or n o t t o pu r sue the B usiness Combin a tion. Conseque n t l y , y ou h a v e no assu r an c e f r om an independe n t sou r c e th a t the pri c e d MY is p a ying f or H oriz on is f air t o d MY — and, b y e x t ension, its securityho l de r s — f r om a financial poi nt o f vie w . d MY ’ s S ponsor and d MY ’ s di r ec t o r s and offi c e r s and their affili a t es h a v e i n t e r ests in the P r oposed T r ansactions th a t a r e diffe r e n t f r om, or in addition t o and / or in c o n flict with, those o f d MY ’ s sha r eho l de r s g ene r al l y . d MY ’ s public sha r eho l de r s will e xperien c e immedi a t e di l ution as a c onsequen c e o f the issuan c e o f H o l d c o securities as c onside r a tion in the B usiness Combin a tion, P r oposed PIPE I n v estmen t, and due t o futu r e issuan c es o f equity a w a r ds t o H oriz on emp lo y ees, di r ec t o r s, or c onsu l ta n ts. The ability o f d MY ’ s public sha r eho l de r s t o e x e r cise r edem p tion rig h ts with r espect t o a la r g e number o f d MY public sha r es c ou l d inc r ease the p r obability th a t the B usiness Combin a tion w ou l d be unsu c c essful. The r e is no assu r an c e th a t the P r oposed PIPE I n v estmen t or a n y o ther additional financing will be c omp l e t ed. d MY m a y be ta r g e t ed b y securities class action and deri v a ti v e la w suits th a t c ou l d r esu l t in substa n tial c osts and m a y dela y or p r e v e n t the B usiness Combin a tion f r om being c omp l e t ed. The c omp l etion o f the B usiness Combin a tion is subject t o c ertain c l osing c onditions under the B usiness Combin a tion Ag r eeme n t, d a t ed as o f Se p t ember 9 , 2025, and a n y such c onditions m a y n o t be s a tisfied on a time l y basis, if a t all. C e r t a i n R i s k s R e l a t e d t o t h e C o m p an y an d i t s A n t i c i p a t e d B us i n e s s C o m b i n a t i o n ( C o n t i n u e d ) H o r i z o n Q ua nt u m 5 6

C e r t a i n R i s k s R e l a t e d t o t h e C o m p an y an d i t s A n t i c i p a t e d B us i n e s s C o m b i n a t i o n ( C o n t i n u e d ) Risks R el a t ed t o the P r oposed PIPE I n v estme n t The r e can be no assu r an c e th a t d M Y , H oriz on and H o l d c o will be ab l e t o r aise sufficie n t capital in the P r oposed PIPE I n v estmen t t o s a tisfy the minimum cash c ondition in the t r ansaction. The P r oposed PIPE I n v estmen t will on l y be c onsumm a t ed if the B usiness Combin a tion c l oses, and the c l osing o f the B usiness Combin a tion is subject t o a number o f c l osing c onditions, some o f which will be outside o f d MY ’ s and H oriz o n ’ s c o n tr ol. The securities t o be issued in the P r oposed PIPE I n v estmen t will n o t be r egis t e r ed with the S E C and, prior t o such r egist r a tion canno t be t r ans f er r ed or r eso l d e x c e p t in a t r ansaction e x em p t f r om or n o t subject t o the r equi r eme n ts o f the Securities A ct and applicab l e st a t e securities la w s. H o r i z o n Q ua nt u m 5 7